Balchem Corporation

2005 Annual Report

12/31/05



Company Profile

Founded in 1967, Balchem Corporation provides state-of-the-art solutions and the finest quality products for a range of industries worldwide. The Company consists primarily of three business segments: Encapsulated/Nutritional Products, ARC Specialty Products and BCP Ingredients, Inc. Balchem employs numerous technologies and over 200 people nationwide who are engaged in the many diverse activities of developing our Company into a market leader.

Financial Highlights 2005

Statement of Operations Data

(In thousands, except per share data)

Year Ended December 31,	**2005**	2004	2003	2002	2001
Net sales	**$83,095**	$67,406	$61,875	$60,197	$46,142
Earnings before income taxes	**17,191**	12,715	8,763	11,845	8,369
Income taxes	**6,237**	4,689	3,125	4,429	3,259
Net earnings	**10,954**	8,026	5,638	7,416	5,110
Basic earnings per common share*	**$.95**	$.71	$.52	$.69	$.49
Diluted earnings per common share*	**.91**	.69	.50	.67	.47

Balance Sheet Data

(In thousands, except per share data)

December 31,	**2005**	2004	2003	2002	2001
Total assets	**$75,141**	$60,405	$56,906	$53,298	$44,477
Long-term debt	**—**	—	7,839	9,581	11,323
Other long-term obligations	**1,043**	1,003	985	964	994
Total stockholders' equity	**60,933**	50,234	39,781	33,269	25,332
Dividends per share*	**$.09**	$.06	$.035	$.035	$.029

Quarterly Stock Prices*

	2005		2004		2003	
	High	**Low**	High	Low	High	Low
1Q	**$16.67**	**$14.47**	$11.94	$10.00	$11.25	$7.53
2Q	**20.05**	**14.57**	12.45	10.78	10.60	7.60
3Q	**21.63**	**17.54**	13.33	11.96	11.38	9.05
4Q	**19.87**	**17.34**	15.51	13.02	10.45	8.33

* All per share information has been adjusted to reflect the December 2004 and 2005 three-for-two stock splits (effected by means of a stock dividend).

Net Sales
dollars in millions


46.1
60.2
61.9
67.4
83.1
'01
'02
'03
'04
'05

Net Earnings
dollars in millions


5.1
7.4
5.6
8.0
11.0
'01
'02
'03
'04
'05

Stockholders' Equity
dollars in millions


25.3
33.3
39.8
50.2
60.9
'01
'02
'03
'04
'05



BALCHEM ENCAPSULATES

OUR ENCAPSULATED/NUTRITIONAL PRODUCTS SEGMENT IS ACTIVELY BUILDING A PREMIER SPECIALTY INGREDIENT BUSINESS UTILIZING MICROENCAPSULATION, AGGLOMERATION, GRANULATION, AND APPLICATION EXPERTISE. ORGANIC DEVELOPMENT AND ACQUIRED TECHNOLOGY IS LEADING TO NEW AND INNOVATIVE SOLUTIONS FOR THE FOOD, NUTRITION, PHARMACEUTICAL AND ANIMAL HEALTH MARKETS.

BCP INGREDIENTS

BCP INGREDIENTS, INC., A WHOLLY OWNED SUBSIDIARY OF BALCHEM, MANUFACTURES AND SUPPLIES CHOLINE CHLORIDE, AN ESSENTIAL NUTRIENT FOR ANIMAL HEALTH, PREDOMINANTLY TO THE POULTRY AND SWINE INDUSTRIES. CHOLINE PLAYS A VITAL ROLE IN METABOLISM AND FIGHTING PEROSIS IN POULTRY. DERIVATIVES OF CHOLINE CHLORIDE ARE ALSO MANUFACTURED AND SOLD INTO INDUSTRIAL APPLICATIONS.





ARC SPECIALTY PRODUCTS

THROUGH ARC SPECIALTY PRODUCTS, BALCHEM PROVIDES SELECT SPECIALTY-PACKAGED CHEMICALS FOR USE BY CONTRACT STERILIZERS, MEDICAL DEVICE MANUFACTURERS AND OTHERS IN THE HEALTHCARE FIELD. IN ADDITION TO DRUMMED 100% ETHYLENE OXIDE, ARC SPECIALTY PRODUCTS SHIPS ETHYLENE OXIDE BLENDS, PROPYLENE OXIDE AND METHYL CHLORIDE IN TWO-WAY ENVIRONMENTALLY SAFE CONTAINERS.

We believe a **proactive approach** to opening new markets will form the basis for **our continued success**, injecting growth in these markets by utilizing core and acquired technologies.



To Our Shareholders, Customers and Associates:

In last year's annual report, we presented a long-term vision for Balchem – a vision as a market driven company with technology at its base. By all measures, the past year has been one of significant progress towards achieving that vision. We made two strategic acquisitions, certain assets of Loders Croklaan ("Loders") and Chelated Minerals Corporation ("CMC"), that simultaneously enhance our technology competencies while providing a strong foothold in the human pharmaceutical and animal nutrition and health arenas, markets in which we see great upside potential. At the same time, our continued focus on organic growth has led to improved operating efficiencies and increased sales in our food ingredient encapsulates and animal nutrition segments. All of this has had a dramatic and positive impact on achieving the Company's financial position and building market recognition.

Financial Results

We once again achieved record sales and earnings in fiscal 2005. Net Sales for the year were $83.1 million, a 23.3% increase over the $67.4 million in sales for 2004. Net earnings for the year were $11.0 million compared to $8.0 million, a 36.5% increase over last year. And, our diluted earnings per share, after consecutive year-end 3-for-2 stock splits, were $0.91/share, or a 31.9% increase over the $0.69/share result of 2004.

At the close of the fiscal year, after having acquired and integrated the acquisition of Loders, our balance sheet remained solid, with year-end net working capital of $26.1 million and no long-term debt. Cash and cash equivalents totaled $13.0 million, after expending approximately $9.9 million on the aforementioned acquisition and $1.2 million on Board authorized repurchases of common stock shares.

These results are equally impressive when reviewed on a segment basis. Record sales in Encapsulated/Nutritional Products were $32.5 million, an increase of 31.3% over the prior year. This includes approximately $3 million in top line growth resulting from the Loders acquisition for the six-month period since the acquisition. Growth was also driven by strength in sales of food ingredients, both domestically and internationally, improved sales of human choline products and continued strong sales of our encapsulated animal nutrition products. We anticipate expanding market potential in both our encap and animal health divisions as a result of the Loders and, subsequent to year end, CMC acquisitions. CMC's line of chelated mineral products will provide numerous opportunities for "cross selling" in the animal nutrition sector, and strategically enhance our premier product line of animal nutrition supplements. The Loders acquisition clearly positioned us to neatly approach the pharmaceutical industry with another technology and immediately vaulted us into the cGMP manufacturing capability required by this industry. We intend to capitalize on these platforms, and expand our market share accordingly. And, speaking of expanding market share, our BCP Ingredients segment, building on its reputation for exceptional product quality and service, also realized record sales of $21.2 million, a 52.5% gain from 2004. Sales in ARC Specialty Products were up $0.7 million, a 2.3% increase from the prior year. Sales in this segment were affected by our customers adjusting their global inventory levels at year end, particularly the small ethylene oxide canisters.

The successes of this past year have not gone unnoticed! In July, we were granted membership in the Russell 3000 Index and the small cap Russell 2000 Index. This membership is extended based on strong financial performance, market capitalization rankings and style attributes, which have resulted in significant increase of investor awareness. In October, we were ranked number 62 in Forbes Magazine's "200 Best Small Companies" of 2005. Listing here is based on a comprehensive set of criteria that measures a company's performance over the current year, as well as the past five years, leading to selection that is also based on the potential for continued strong growth. We are proud to be included in these prestigious listings and thank everyone throughout the organization for the tireless efforts in assisting Balchem being viewed as one of the best in these elite groups.

Fueling Opportunities in the Marketplace

We believe the recent success of our proactive approach to opening new markets will form the basis for our continued success, injecting growth in these markets by utilizing core and acquired technologies. Our targeted growth markets are food, nutritional supplements, human pharmaceuticals along with animal nutrition and health. We continue to work with our customers, encouraging them to think proactively about the research and development process by infusing our technologies and scientific knowledge to spark achievement.

New Initiatives

On July 1, 2005, we acquired the encapsulation and agglomeration business of IOI Group, Loders Croklaan USA, LLC, for approximately $9.9 million. This acquisition enhances our strategic initiatives as a supplier of granulated and agglomerated



Growing Technology

ingredients for use in the human pharmaceutical industry. In addition, the integration of Loders' granulation and agglomeration technologies with our current technologies will provide superior product lines, that will address many needs in the food industry. We will continue to operate primarily out of Channahon, IL, with certain product manufacturing moving to other Balchem operations.

Subsequent to the 2005 year end, on February 9, 2006, through our wholly owned subsidiary, Balchem Minerals Corporation ("BMC"), we acquired Chelated Minerals Corporation ("CMC"). This privately held manufacturer and global marketer of mineral nutrition supplements for multi-specie animal feeds was purchased for approximately $17.3 million. CMC has a portfolio of quality chelated products based upon definitive science and research, with proven animal performance responses. These products are a natural compliment to Balchem's animal health ingredient product line, featuring our REASHURE® Choline product, and we are very excited about developing synergies for our markets, based on these complimentary product lines.

In addition to the acquisitions, on November 14, 2005, we entered into a license agreement with the Project Management and Development Co., Ltd. ("PMD") of Saudi Arabia, for the use of Balchem's proprietary continuous manufacturing technology in the construction and operation of an aqueous choline chloride manufacturing facility. Under the license, PMD will construct a plant as part of PMD's Al-JuBail, Saudi Arabia petrochemical facility, currently scheduled for completion in 2008. The choline chloride plant will have an anticipated annual capacity of 20,000 metric tons, and is expected to serve Middle East markets, with Balchem having certain distribution rights with respect to PMD's finished choline chloride products for North America. We look forward to assisting PMD meet the growing global demand for choline chloride.

A Continued Focus on Enhancing Performance

While assimilating the new acquisitions into our corporate structure, we have continued to focus on enhancing productivity across all of our divisions. We have spent significant time and resources streamlining our manufacturing systems through process control and automation. We also instituted our Profit Enhancement Program ("PEP"), in which plant managers coordinate with a cross discipline team of personnel, performing ongoing cost analysis in order to positively impact our bottom line. We take great pride in our increased operating efficiencies, and will continue to explore ways to improve quality and capacity while controlling costs.

Commitment to Research and Development

Operating efficiency must not come at the expense of innovation. We are committed to being the encapsulation technology leader in the human and animal nutrition sectors. We recognize that maintaining our technological advantage requires a long-term commitment. We spent approximately 2.5% of revenues company-wide for research and development, and have earmarked approximately one million dollars for commercial development and research to our pharmaceutical initiative in 2006. We believe that extending and differentiating patents through encapsulation, granulation and agglomeration processes will be one of the largest areas of growth in the human pharmaceutical market over the coming decades. Balchem is uniquely positioned to capitalize on this trend. We also continue to engage in research at leading universities, both in the U.S. and abroad. We are pleased by the positive feedback we have received from the research community, which has become one of the most vocal advocates for the quality of our products. Our goal remains to provide the right ingredient in the right place at the right time, more cost effectively than ever before. We are proud to offer best-in-class solutions.

Welcome New Associates

Our focus on innovation and operating efficiency has been greatly enhanced by the new members of the Balchem team. We would like to welcome:

- John Kuehner, Vice President Operations, whose experienced blend of chemical engineering knowledge and leadership will accelerate our efforts to significantly optimize our manufacturing assets.
- Matthew Houston, General Counsel, provides practical legal guidance and will help to facilitate our overall growth strategy.
- Janos Szamosi Ph.D., Principal Scientist – R & D, experienced in pharmaceutical formulation and tableting to support our pharma growth initiatives.
- Akash Tayal Ph.D., Principal Scientist – R & D. A polymer expert with solid problem solving and innovation skills, who will be focusing on food, nutrition and pharmaceutical growth platforms.
- Bob Sherwood Ph.D., Commercial Development Manager – Pharma, whose expertise in pharmaceutical development and innovation will provide the linkage required to connect Balchem technology to pharma delivery system challenges.



Delivering Wellness

- Stephen Emanuele Ph.D., Commercial Development Manager – Animal Nutrition and Health ("ANH"), an industry acknowledged commercial development innovator charged with developing unique technological solutions for the ANH segment.

With these additions, the total number of Ph.D.'s has increased to twelve; a clear recognition of our commitment to research, commercial development and the belief that building on our "intellectual" property is critically important to rounding out our asset structure.

Acknowledging Our Core Competencies

We are very pleased by the growing accomplishments of our core businesses, and we will continue to explore expansion through appropriate acquisition candidates. ARC Specialty Products remains the industry leader in the repackaging and distribution in North America of Ethylene Oxide, which is primarily used in the sterilization of medical devices. The respect we command in the marketplace is unparalleled, and we will continue to anticipate our customers' needs and exceed their expectations.

Our animal nutrition business experienced a breakthrough year. Not only did this division achieve profitability, but our REASHURE® brand has become the industry standard for encapsulated choline. We have made the jump from a regional to a truly global brand. Nitroshure™, *our controlled-release nitrogen source*, which optimizes the ingestion of protein supplements for dairy cows, saw significant growth, as well.

In addition, as a result of CMC's international presence, with nine key products in fifteen different countries, we are exploring ways to increase our overall market penetration by cross selling both lines of products to our expanding family of customers around the globe.

The Food, Pharma and Human Nutrition segment enjoyed an excellent year. With the growing understanding of encapsulates as food ingredients, we continue to be the recognized leader in encap technology. This year, we increased our product offerings, targeting the food industry's market leaders and their key brands, and accelerated product launches by coordinating research and development, applications and marketing to help define the value of our products. Loders' patented and proprietary granulation technology provides strong companion capability in both the food and OTC nutritional supplement markets, leveraging our entry into the pharma space.

BCP Ingredients, Inc. also exceeded our expectations. As a leading producer and marketer of unencapsulated Choline, used primarily for animal feed (specifically poultry and swine) as well as industrial applications, BCP experienced a significant increase in sales while greatly improving operating efficiencies (particularly at the Verona, MO site, which also serves as the central hub of Balchem's Mid-West distribution network). Unencapsulated Choline is primarily a commodity-oriented market; however, *our position should continue to expand* with superior product quality and allow us to capitalize on economies of scale in manufacturing and distribution.

In Memoriam

I want to take this opportunity to recognize Carl R. Pacifico, one of the original founders, and a director, of Balchem. At the age of 84, Carl passed away this past year, after contributing significant time and energy to help Balchem become the successful company it is today. His tireless efforts, guidance and wisdom will be missed.

Promoting Wellness

Balchem's vision is simply as a "wellness provider," based on strong and growing technologies. Enhancing the safety and palatability of the food we all eat, delivering nutritional supplements in innovative and efficacious ways, looking after the health and well-being of livestock, assisting in supplying the medical industry with sterile devices, and by being fiscally accountable, we are creating a "healthy" company with increasing growth potential. We believe that making a profit and being a responsible corporate citizen are not contradictory ends. By looking out for the well-being of our customers, employees, suppliers, shareholders and the consumer, we are truly "adding value" which can only benefit everyone in the long term. We thank you all, along with our dedicated Board of Directors, for your ongoing support in this effort and we will continue to seek out opportunities to promote wellness.

Sincerely,

Dino A. Rossi
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to______ .

Commission file number: 1-13648

Balchem Corporation

(Exact name of Registrant as specified in its charter)

Maryland	13-2578432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 600, New Hampton, NY 10958
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (845) 326-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.06-2/3 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

(Check one): Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock issued and outstanding and held by non-affiliates of the Registrant, based upon the closing price for the common stock on the American Stock Exchange on June 30, 2005 was approximately $228,426,000. For purposes of this calculation, shares of the Registrant held by directors and officers of the Registrant and under the Registrant's 401(k)/profit sharing plan have been excluded.

The number of shares outstanding of the Registrant's common stock was 11,646,731 as of March 1, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the Registrant's proxy statement for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Statement") are incorporated by reference in Part III of this Report.

Part I

Item 1. Business

General:

Balchem Corporation ("Balchem" or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients and products for the food, nutritional, feed, pharmaceutical and medical sterilization industries. The Company has three segments: specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment (also referred to in this report as "BCP Ingredients" or "BCP"). Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment. Chelated products, nutritional products for the animal health industry, as well as calcium carbonate products for the pharmaceutical industry are also reported in the encapsulated / nutritional products segment.

The Company sells its products through its own sales force, independent distributors and sales agents. Financial information concerning the Company's business, business segments and geographic information appears in the Notes to our Consolidated Financial Statements included under Item 8 below, which information is incorporated herein by reference.

The Company operates three subsidiaries, all of which are wholly-owned: BCP Ingredients, Inc., a Delaware corporation; Balchem Minerals Corporation ("BMC"), a Delaware corporation; and Chelated Minerals Corporation ("CMC"), a Utah corporation. Unless otherwise stated to the contrary, or unless the context otherwise requires, references to the Company in this report includes Balchem and subsidiaries.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment provides microencapsulation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance performance of nutritional fortification, processing, mixing, packaging applications and shelf-life. Major product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends, confections, nutritional supplements and animal nutrition. We also market human grade choline nutrient products through this industry segment for wellness applications. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function. Balchem's portfolio of granulated calcium carbonate products are primarily used in, or in conjunction with, novel over-the-counter and prescription pharmaceuticals for the treatment of osteoporosis, gastric disorders and calcium deficiencies in the United States.

In the animal health industries, Balchem markets REASHURE® Choline, an encapsulated choline product that boosts health and milk production in transition and early lactation cows. Commercial sales are currently derived from the dairy industry where REASHURE® delivers nutrient supplements that survive the rumen and are biologically available, providing required nutritional levels to dairy cows during certain weeks preceding and following calving, commonly referred to as the "transition period" of the animal. Also marketed in animal health is NITROSHURE™, an encapsulated urea supplement for lactating dairy cows that is designed to create a slow-release nitrogen source for the rumen, allowing for greater flexibility in feed rations for dairy nutritionists and producers, and NIASHURE™, our microencapsulated niacin product for dairy cows. In addition, CMC manufactures, sells and distributes chelated mineral supplements for use in animal feed industries throughout the world. CMC's proprietary chelation technology provides enhanced nutrient absorption for various species of domestic and companion animals.

Specialty Products

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a sterilant gas, primarily for use in the health care industry. It is used to sterilize a wide range of medical devices because of its versatility and effectiveness in treating hard or soft surfaces, composites, metals, tubing and different types of plastics without negatively impacting the performance or appearance of the device being sterilized. The Company's 100% ethylene oxide product is distributed by the Company in uniquely designed, recyclable double-walled stainless steel drums to assure compliance with safety, quality and environmental standards as outlined by the U.S. Environmental Protection Agency (the "EPA") and the U.S. Department of Transportation. The Company's inventory of these specially built drums, along with the Company's three filling facilities, represent a significant capital investment. Contract sterilizers, medical device manufacturers, and medical gas distributors are the Company's principal customers for this product. As a fumigant, ethylene oxide blends and propylene oxide are highly effective in killing bacteria, fungi, and insects in spices and other seasoning materials. In addition, the Company also sells single use canisters with 100% ethylene oxide for use in medical device sterilization.

We sell two other products, propylene oxide and methyl chloride, principally to customers seeking smaller (as opposed to bulk) quantities whose requirements include timely delivery and safe handling. Propylene oxide is used for fumigation in spice treatment and in various chemical synthesis applications. It is also utilized in manufacturing operations to make paints more durable, and for manufacturing specialty starches and textile coatings. Methyl chloride is used as a raw material in specialty herbicides, fertilizers and pharmaceuticals, as well as in malt and wine preservers.

Our specialty products segment operates as ARC Specialty Products.

BCP Ingredients

This segment manufactures and supplies choline chloride, an essential nutrient for animal health, predominantly to the poultry and swine industries. Choline plays a vital role in the metabolism of fat and the building and maintaining of cell structures. Choline deficiency can result in, among other symptoms, reduced growth and perosis in poultry, and fatty liver, kidney necrosis and general poor health condition in swine. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications. Choline chloride is manufactured and sold in both an aqueous and dry form and is sold through the Company's own sales force, independent distributors and sales agents.

Recent Developments

On November 7, 2005, the Company entered into a license agreement (the "License Agreement") with Project Management and Development Co., Ltd. ("PMD"), a corporation organized under the laws of Great Britain. The License Agreement gives PMD the right to utilize the Company's proprietary continuous manufacturing technology for the production of aqueous choline chloride ("Company Technology") in connection with PMD's construction and operation of an aqueous choline chloride production facility at PMD's Al-JuBail, Saudi Arabia petrochemical facility, currently scheduled for completion in 2008.

The License Agreement provides PMD with the exclusive right to use Company Technology in certain countries, as well as the non-exclusive right to market, sell and use the products derived from Company Technology on a world-wide basis. The License Agreement further provides that the Company will be PMD's exclusive North American distributor for said products during the term of the agreement. The License Agreement terminates either 10 years from the start-up of the PMD's production facility or December 31, 2020, whichever is earlier.

Pursuant to the License Agreement, PMD will pay the Company a license fee of $1,400,000 and fees of $840,000 for the delivery by the Company of certain preliminary drawings, specifications, process design documents containing Company Technology, and additional training. These fees are to be paid in installments upon achievement of certain performance milestones set forth in the License Agreement.

The Company will provide certain performance guarantees associated with Company Technology. In the event that the PMD manufacturing facility, if properly designed and constructed, fails to attain said performance guarantees, liquidated damages may be assessed, but not exceeding 70% of the license fee.

On February 8, 2006, the Company, through BMC, completed an acquisition of all of the outstanding capital stock of Chelated Minerals Corporation ("CMC"), a privately held Utah corporation, for a purchase price of $17,350,000 subject to adjustment based upon CMC's actual working capital and other adjustments.

On February 6, 2006, the Company and its principal bank entered into a new Loan Agreement (the "New Loan Agreement") providing for a term loan of $10,000,000 (the "Term Loan"), the proceeds of which were used to fund the CMC acquisition, in part. The remaining balance of the purchase price of the CMC acquisition was funded through Balchem's cash on hand. The Term Loan is payable in equal monthly installments of principal, together with accrued interest, and has a maturity date of March 1, 2009. The Term Loan is subject to an interest rate equal to LIBOR plus 1.00%. The Loan Agreement also provides for a short-term revolving credit facility of $3,000,000 (the "New Revolving Facility"). Borrowings under the New Revolving Facility bear interest at LIBOR plus 1.00%. No amounts have been drawn on the New Revolving Facility as of the date hereof. The New Revolving Facility expires in February, 2007. Management believes that such facility will be renewed in the normal course of business.

Raw Materials:

The raw materials utilized by the Company in the manufacture of its products are generally available from a number of commercial sources. The Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems; however, the Company cannot assure that will always be the case.

Intellectual Property:

The Company currently holds a number of patents and uses certain trade-names and trademarks. It also uses know-how, trade secrets, formulae, and manufacturing techniques that assist in maintaining competitive positions of certain of its products. Formulae and know-how are of particular importance in the manufacture of a number of the Company's products. The Company believes that certain of its patents, in the aggregate, are advantageous to its business. However, it is believed that no single patent or related group of patents is currently so material to the Company that the expiration or termination of any single patent or group of patents would materially affect its business. The Company believes that its sales and competitive position are dependent primarily upon the quality of its products, its technical sales efforts and market conditions, rather than on any patent protection.

Licensing:

As discussed above under "Recent Developments", the Company entered into the License Agreement with PMD in November 2005 under which the Company granted to PMD the right to utilize the Company's proprietary continuous manufacturing technology for the production of aqueous choline chloride in connection with PMD's construction and operation of an aqueous choline chloride production facility at PMD's Al-JuBail, Saudi Arabia petrochemical facility, currently scheduled for completion in 2008.

As discussed below under "Environmental Matters" the Company's ability to sell ethylene oxide is dependent upon maintaining registration with the EPA as a medical device sterilant and spice fumigant. In addition, certain of the Company's encapsulated and choline products must meet state licensing requirements prior to sales in certain states and foreign countries.

Seasonality:

In general, the business of the Company's segments is not seasonal to any material extent.

Backlog:

At December 31, 2005, the Company had a total backlog of $2,688,000 (including $1,794,000 for the encapsulated / nutritional products segment, $548,000 for the specialty products segment and $346,000 for BCP Ingredients), as compared to a total backlog of $2,027,000 at December 31, 2004 (including $807,000 for the encapsulated / nutritional products segment, $812,000 for the specialty products segment and $408,000 for the BCP Ingredients segment). It has generally been the Company's policy and practice to maintain an inventory of finished products and / or component materials for its segments to enable it to ship products within a short time after receipt of a product order.

Competition:

The Company's competitors include many large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Competition in the encapsulation markets served by the Company is based primarily on performance, customer support, quality, service and price. The development of new and improved products is important to the Company's success. This competitive environment requires substantial investments in product and manufacturing process research and development. In addition, the winning and retention of customer acceptance of the Company's encapsulated products involve substantial expenditures for application testing and sales efforts. The Company also engages various universities to assist in research and provide independent third-party analysis. In the specialty products business, the Company faces competition from alternative sterilizing technologies and products. Competition in the animal feed markets served by the Company is based primarily on service and price.

Research & Development:

During the years ended December 31, 2005, 2004 and 2003, the Company incurred research and development expense of approximately $2.1 million, $1.8 million and $2.1 million, respectively, on Company-sponsored research and development for new products and improvements to existing products and manufacturing processes, principally in the encapsulated / nutritional products segment. During the year ended December 31, 2005, an average of 15 employees were devoted full time to research and development activities. The Company has historically funded its research and development programs with funds available from current operations with the intent of recovering those costs from profits derived from future sales of products resulting from, or enhanced by, the research and development effort.

The Company prioritizes its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets and needs, status of its proprietary rights, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market.

Capital Projects:

Capital expenditures were approximately $1.8 million for 2005, compared to $1.2 million in 2004. Excluding property, plant and equipment acquired in the CMC acquisition described in Note 13 in our Consolidated Financial Statements, capital expenditures are projected to be approximately $2.3 million for 2006.

Environmental / Regulatory Matters:

The Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA"), as amended, a health and safety statute, requires that certain products within the Company's specialty products segment must be registered with the EPA because they are considered pesticides. In order to obtain a registration, an applicant typically must demonstrate through extensive test data that its product will not cause unreasonable adverse effects on the environment. The Company holds an EPA registration permitting it to sell ethylene oxide as a medical device sterilant and spice fumigant. The Company is in the process of re-registering this product's use in compliance with FIFRA re-registration requirements for all pesticide products. In December 2004, the EPA informed the Company and the other technical registrant under the current registration that the Agency was beginning the 6-phase process to develop a Re-registration Eligibility Decision (RED) for this product. The EPA intends to finalize the RED by August 2006 in accordance with the statutory mandate of the Food Quality Protection Act of 1996. This multi-phase process has recently entered Phase 5, and the EPA has stated that they still intend to finalize the process by the statutory deadline. The Company has actively participated in the RED process and will continue to do so until its conclusion. As of this date, the EPA has expressed concerns about dietary exposures to a reaction product, as well as occupational exposures to the product itself. The EPA requested additional information from the industry which the Company will be actively involved in providing. The EPA has also indicated that additional testing may be required in order to maintain the current uses. The Company believes that the use will continue to be permitted, although the Agency may require some additional restrictions on the current uses. Additionally, the product, when used as a medical device sterilant, has no known equally effective substitute. Management believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential, if the product were unavailable.

Under California's Proposition 65 (Safe Drinking Water and Toxic Enforcement Act of 1986), 100% ethylene oxide, when used as a sterilant or fumigant, is listed by the State of California as a carcinogen and reproductive toxin. As a result, the Company is required to provide a prescribed warning to any person in California who may be exposed to this product. Failure to provide such warning would result in liability of up to $2,500 per day per person exposed.

The Company's facility in Verona, Missouri, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination for certain organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that implemented the above-described Superfund remedy.

In connection with normal operations at its plant facilities, the Company is required to maintain environmental and other permits including those relating to ethylene oxide operations.

The Company believes it is in compliance in all material respects with federal, state, and local provisions that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Such compliance includes the maintenance of required permits under air pollution regulations and compliance with requirements of the Occupational Safety and Health Administration. The cost of such compliance has not had a material effect upon the results of operations or financial condition of the Company. The New York State environmental regulatory proceeding referred to in Item 3 below has been substantially completed.

Employees:

As of March 1, 2006, the Company employed approximately 200 persons. Approximately 50 employees at the Company's Verona, Missouri facility are covered by a collective bargaining agreement which expires in 2007.

Item 1A. Risk Factors

This Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect our expectation or belief concerning future events that involve risks and uncertainties. We can not assure you that the expectations reflected in forward-looking statements will prove correct. Various factors could cause results to differ materially from our expectations, such as:

- changes in laws or regulations affecting our operations;
- changes in our business tactics or strategies;
- acquisitions of new or complementary operations;
- sales of any of our existing operations;
- changing market forces or contingencies that necessitate, in our judgment, changes in our plans, strategy or tactics; and
- fluctuations in the investment markets or interest rates, which might materially affect our operations or financial condition.

In addition, the following matters, and all forward-looking statements, are qualified in their entirety by these cautionary statements:

Increased competition would hurt our business and financial results.

We face competition in our markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than we do. Our competitive position is based principally on performance, quality, customer support, service, breadth of product line, manufacturing or packaging technology and the selling prices of our products. Our competitors can be expected to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may not have sufficient resources to maintain our current competitive position or market share.

One of our customers accounts for about 10% of our business; the loss of that customer could adversely impact our business and financial results.

Due to consolidation of customer businesses in the contract sterilization industry, we have one specialty products customer, which accounted for approximately 9% and 11% of our net sales in 2005 and 2004, respectively. This customer accounted for 8% and 10% of our accounts receivable net balance at December 31, 2005 and 2004, respectively. The loss of this customer could have a material adverse effect on our business and financial results.

The loss of governmental permits and approvals would materially harm some of our businesses.

Pursuant to applicable environmental and safety laws and regulations, we are required to obtain and maintain certain governmental permits and approvals, including an EPA registration for our ethylene oxide sterilant product. We maintain an EPA registration of ethylene oxide as a medical device sterilant and fumicide. We are in the process of re-registering this product in accordance with FIFRA. There is no guaranty that the EPA will continue to allow registration of ethylene oxide for the uses mentioned above. The failure of the EPA to allow re-registration of ethylene oxide would have a material adverse impact on our business.

Our Channahon, Illinois manufacturing facility manufactures our calcium carbonate line of pharmaceutical ingredients. This facility is registered with the United States Food and Drug Administration ("FDA") as a drug manufacturing facility. These products also must be manufactured in conformity with current Good Manufacturing Practice (cGMP) regulations as interpreted and enforced by the FDA. Modifications, enhancements or changes in manufacturing facilities or procedures of our pharmaceutical products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our Channahon, Illinois facility, as well as those of any third-party cGMP manufacturers that we may use, are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if the results of these inspections are unsatisfactory. Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production, enforcement actions, injunctions and criminal prosecution.

Permits and approvals may be subject to revocation, modification or denial under certain circumstances. Our operations or activities (including the status of compliance by the prior owner of the Verona, Missouri facility under Superfund remediation) could result in administrative or private actions, revocation of required permits or licenses, or fines, penalties or damages, which could have an adverse effect on us. In addition, we can not predict the extent to which any legislation or regulation may affect the market for our products or our cost of doing business.

Raw material shortages or price increases would adversely affect our business and financial results.

The principal raw materials that we use in the manufacture of our products can be subject to price fluctuations. While the selling prices of our products tend to increase or decrease over time with the cost of raw materials, these changes may not occur simultaneously or to the same degree. At times, we may be unable to pass increases in raw material costs through to our customers in the form of price increases. Increases in the price of raw materials, if not offset by product price increases, would have an adverse impact on our profitability. We are not experiencing any current difficulties in procuring raw materials and we do not anticipate any such problems. However, we can not assure you that this will always be the case.

Our financial success depends in part on the reliability and sufficiency of our manufacturing facilities.

Our revenues depend on the continued operation of our manufacturing, packaging, and processing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard performance of equipment, power outages, the improper installation, or operation of equipment, explosions, fires, natural disasters and the need to comply with environmental and other directives of governmental agencies. The occurrence of material operational problems, including but not limited to the above events, could adversely affect our profitability during the period of such operational difficulties.

Our failure or inability to protect our intellectual property could harm our business and financial results.

We hold 15 patents in the United States and overseas, as well as utilize certain unpatented trade secrets. Third parties could seek to challenge, invalidate or circumvent our patents. Moreover, there could be successful claims against us alleging that we infringe the intellectual property rights of others. If we are unable to protect all of our intellectual property rights, or if we are found to be infringing the intellectual property rights of others, there could be an adverse effect on our business and financial results. Our competitive position also depends on unpatented trade secrets. Competitors could independently develop substantially equivalent proprietary information, which could hurt our business and financial results.

We face risks associated with our sales to customers outside the United States.

For the year ended December 31, 2005, approximately 7% of our net sales consisted of sales outside the United States, predominately to Europe, Japan and Mexico. Such sales are generally denominated in U.S. Dollars at a specific price per unit. Changes in the relative values of currencies take place from time to time and could in the future adversely affect prices foreign customers are willing to pay for our products. In addition, international sales are subject to other inherent risks, including possible labor unrest, political instability, export duties and quotas. These factors could have a material adverse impact on our ability to increase or maintain our international sales.

Our success depends in large part on our key personnel.

Our operations significantly depend on the continued efforts of our senior executives. The loss of the services of certain executives for an extended period of time could have a material adverse effect on our business and financial results.

Litigation can be costly and can adversely affect our business and financial results.

We, like all companies involved in the food and pharmaceutical industries, are subject to potential claims for product liability relating to our products. Such claims, irrespective of their outcomes or merits, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention. Any of these situations could have a material adverse effect on our business and financial results. It is possible that an adverse result in Casey Liesse, et al. v. AGA AB, et al. (please see Item 3 of the Report) or other legal proceedings commenced against us could have a negative impact on our financial condition or liquidity.

If we are unable to increase sales to the pharmaceutical industry, our future growth could be limited.

A significant part of our future growth depends on our ability to increase the sales of our current pharmaceutical product line, as well as the development of new products for use in the pharmaceutical industry. Our inability to execute this strategy could have an adverse effect on our future rate of growth.

Available Information:

The Company's Internet website address is www.balchem.com. The Company makes available through its website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to such reports, as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Such reports are available via a link from the Investor Information page on the Company's website to a list of the Company's reports on the Securities and Exchange Commission's Edgar website.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

In February 2002, the Company entered into a ten (10) year lease for approximately 20,000 square feet of office space in New Hampton, New York. The office space is serving as the Company's general offices and as laboratory facilities for the Company's encapsulated / nutritional products business.

Manufacturing facilities owned by the Company for its encapsulated products segment and a blending, drumming and terminal facility for the Company's ethylene oxide business, are presently housed in three buildings located in Slate Hill, New York comprising a total of approximately 51,000 square feet. The Company owns a total of approximately 16 acres of land on two parcels in this community.

The Company also owns a facility located on an approximately 24 acre parcel of land in Green Pond, South Carolina. The site consists of a drumming facility, a canister filling facility, a maintenance building and an office building. The Company uses this site for processing products in its specialty products segment. The Green Pond site comprises a total of approximately 34,000 square feet.

The Verona, Missouri site, which is located on approximately 100 acres, consists of manufacturing facilities relating to choline animal feed, human choline nutrients, and a drumming facility for the Company's ethylene oxide business, together with buildings utilized for warehousing such products. The Verona site comprises a total of approximately 151,000 square feet. The facility, while under prior ownership, was designated by the EPA as a Superfund site as noted in the previous discussion under Item 1 "Environmental / Regulatory Matters."

The Company leases production and warehouse space in Channahon, Illinois as a result of the June 30, 2005 acquisition of certain assets of Loders Croklaan USA, LLC, as described in Note 4 to our Consolidated Financial Statements. The Company uses this facility for production related to the Company's pharmaceutical line of business. The initial term of the lease is effective through September 30, 2010, subject to earlier termination by Balchem upon sixty (60) days notice, or by the landlord, upon sixty (60) days notice, but only in the event the landlord no longer is required to maintain its Title V Air Permit, issued by the United States Environmental Protection Agency, applicable to the landlord's entire operation at its manufacturing facility, adjacent to Balchem's leased facility. The Company's leased space in Channahon, Illinois totals approximately 26,000 square feet.

The Company, through CMC, owns a manufacturing facility and warehouse located upon approximately 5 acres of land in Salt Lake City, Utah as a result of its acquisition of Chelated Minerals Corporation described in Note 13 to our Consolidated Financial Statements. The Company manufactures and distributes its chelated mineral nutrients for animal feed products at this location. The Company's buildings in Salt Lake City, Utah comprise a total of approximately 16,500 square feet.

Item 3. Legal Proceedings

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164,000. Clean-up was completed in 1996, but NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5,000 per year.

Casey Liesse, et al. v. AGA AB, et al., Circuit Court of Cook County, Illinois, Case No. 02 L 000498, was commenced in 2002 against over 80 defendants, among which is the Company. The action alleges that nineteen individual plaintiffs were exposed to ethylene oxide and other chemicals used for sterilizing or cleaning medical instruments during their employment at a hospital in Harvey, Illinois. As a result of the alleged exposure, the plaintiffs claim they have suffered various physical and psychological injuries. During the time period plaintiffs suffered their alleged injuries, the Company was in the business of repackaging and distributing ethylene oxide, among other products. The Company never sold any product to the hospital but has been joined due to the fact that it distributed ethylene oxide for medical device sterilization to other companies that blend ethylene oxide for sales to the hospital noted. On February 9, 2006 by way of Order of the aforementioned Court, Balchem's Motion for Summary Judgment, which sought dismissal of all claims against Balchem, was granted with respect to all claims of negligence, products liability and/or conspiracy by Plaintiff against Balchem. While this decision is subject to appeal, the ruling dismisses the Plaintiff's case in chief against Balchem. Balchem is still subject to ancillary claims of indemnification and contribution relating to certain other defendants that were not dismissed from the matter.

The Company is also involved in other legal proceedings through the normal course of business. Management believes that any unfavorable outcome related to these proceedings will not have a material effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

(a) Market Information.

On December 15, 2005, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2005. Such stock dividend was made on January 20, 2006. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

On December 16, 2004, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2004. Such stock dividend was made on January 20, 2005. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

All references to number of common shares and per share amounts except shares authorized in the accompanying consolidated financial statements were retroactively adjusted to reflect the effect of the December 2005 stock split.

The Company's common stock is traded on the American Stock Exchange under the symbol BCP. The high and low closing prices for the common stock as recorded in the American Stock Exchange Market Statistical Reports for 2005 and 2004, for each quarterly period during the past two years, adjusted for the December 2005 and 2004 three-for-two stock splits (effected by means of stock dividends) were as follows:

Quarterly Period		High		Low
Ended March 31, 2005	$	16.67	$	14.47
Ended June 30, 2005		20.05		14.57
Ended September 30, 2005		21.63		17.54
Ended December 31, 2005		19.87		17.34

Quarterly Period		High		Low
Ended March 31, 2004	$	11.94	$	10.00
Ended June 30, 2004		12.45		10.78
Ended September 30, 2004		13.33		11.96
Ended December 31, 2004		15.51		13.02

(b) Record Holders.

As of March 1, 2006, the approximate number of holders of record of the Company's common stock was as follows:

Title of Class	Number of Record Holders
Common Stock, $.06-2/3 par value	194*

*An unknown number of stockholders hold stock in street name. The total number of beneficial owners of the Company's common stock is estimated to be approximately 5,706.

(c) Dividends.

The Company declared cash dividends of $0.09 and $0.06 per share on its common stock during its fiscal years ended December 31, 2005 and 2004, respectively (after giving effect to the December 2005 and 2004 three-for-two stock splits).

For information concerning prior stockholder approval of and other matters relating to our equity incentive plans, see Item 12 in this Annual Report on Form 10-K.

Item 6. Selected Financial Data

All dollar amounts are in thousands (other than per share amounts). Earnings per share and dividend amounts have been adjusted for the December 2005 three-for-two stock split (effected by means of a stock dividend).

(In thousands, except per share data)

Year ended December 31,		2005(1)(2)		2004(1)		2003(1)		2002(1)		2001(1)
Statement of Operations Data										
Net sales	$	83,095	$	67,406	$	61,875	$	60,197	$	46,142
Earnings before income tax expense		17,191		12,715		8,763		11,845		8,369
Income tax expense		6,237		4,689		3,125		4,429		3,259
Net earnings		10,954		8,026		5,638		7,416		5,110
Basic net earnings per common share	$	.95	$	.71	$	.52	$	.69	$	.49
Diluted net earnings per common share	$	.91	$	.69	$	.50	$	.67	$	.47

At December 31,		2005		2004		2003		2002		2001
Balance Sheet Data										
Total assets	$	75,141	$	60,405	$	56,906	$	53,298	$	44,477
Long-term debt		-		-		7,839		9,581		11,323
Other long-term obligations		1,043		1,003		985		964		994
Total stockholders' equity		60,933		50,234		39,781		33,269		25,332
Dividends per common share	$	.09	$	.06	$	.035	$	.035	$	.029

(1) Includes the operating results, cash flows, assets and liabilities relating to the acquisition of certain assets and product lines of DCV, Inc. and its affiliate DuCoa L.P. from the date of acquisition (June 1, 2001) forward.

(2) Includes the operating results, cash flows, and assets relating to the acquisition of certain assets and product lines of Loders Croklaan USA, LLC from the date of acquisition (July 1, 2005) forward.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's expectation or belief concerning future events that involve risks and uncertainties. The actions and performance of the Company could differ materially from what is contemplated by the forward-looking statements contained in this Report. Factors that might cause differences from the forward-looking statements include those referred to or identified in Item 1A above. Reference should be made to such factors and all forward-looking statements are qualified in their entirety by the above cautionary statements.

RESULTS OF OPERATIONS

Overview

The Company develops, manufactures, distributes and markets specialty performance ingredients and products for the food, pharmaceutical, feed and medical sterilization industries. The Company's reportable segments are strategic businesses that offer products and services to different markets. The Company presently has three reportable segments: specialty products; encapsulated / nutritional products; and BCP Ingredients.

Specialty Products

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a chemical sterilant gas, primarily for use in the health care industry and is used to sterilize medical devices. Contract sterilizers, medical device manufacturers and medical gas distributors are the Company's principal customers for this product. Blends of ethylene oxide are sold as fumigants and are highly effective in killing bacteria, fungi, and insects in spices and other seasoning type materials. In addition, the Company also sells single use canisters with 100% ethylene oxide for use in medical device sterilization. Propylene oxide and methyl chloride are sold principally to customers seeking smaller (as opposed to bulk) quantities.

Management believes that future success in this segment is highly dependent on the Company's ability to maintain its strong reputation for excellent quality, safety and customer service.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment provides microencapsulation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance performance of nutritional fortification, processing, mixing, packaging applications and shelf-life. Major end product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends, confections, nutritional supplementations and animal nutrition. We also market human grade choline nutrient products through this industry segment for wellness applications. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function. Balchem's portfolio of granulated calcium carbonate products are primarily used in novel over-the-counter and prescription pharmaceuticals for the treatment of osteoporosis, gastric disorders and calcium deficiencies in the United States.

Management believes this segment's key strengths are its proprietary technology and end-product application capabilities. The success of the Company's efforts to increase revenue in this segment is highly dependent on the timing of marketing launches of new products in the U.S. and international food and nutrition markets by the Company's customers and prospects. The Company, through its innovative proprietary technology and applications expertise, continues to develop new products designed to solve and respond to customer problems and needs. Sales of products for the animal nutrition and health industry are highly dependent on dairy industry economics as well as the ability of the Company to leverage the results of existing successful university research on the animal health benefits of the Company's products.

BCP Ingredients

BCP Ingredients manufactures and supplies choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also marketed into industrial applications.

Management believes that success in this commodity-oriented marketplace is highly dependent on the Company's ability to maintain its strong reputation for excellent product quality and customer service. In addition, the Company must continue to increase production efficiencies in order to maintain its low-cost position to effectively compete for market share in a highly competitive marketplace.

The Company sells products for all three segments through its own sales force, independent distributors, and sales agents.

The following tables summarize consolidated net sales by segment and business segment earnings (loss) for the three years ended December 31 (in thousands):

Business Segment Net Sales:

	2005	2004	2003
Specialty Products	$ 29,433	$ 28,767	$ 26,163
Encapsulated/Nutritional Products	32,499	24,759	24,043
BCP Ingredients	21,163	13,880	11,669
Total	$ 83,095	$ 67,406	$ 61,875

Business Segment Earnings (Loss) Before Income Taxes:

	2005	2004	2003
Specialty Products	$ 11,007	$ 10,693	$ 9,409
Encapsulated/Nutritional Products	3,217	992	(962)
BCP Ingredients	2,679	1,112	568
Interest and other income (expense)	288	(82)	(252)
Earnings before income taxes	$ 17,191	$ 12,715	$ 8,763

Fiscal Year 2005 compared to Fiscal Year 2004
(All amounts in thousands, except share and per share data)

Net Sales

Net sales for 2005 were $83,095 compared with $67,406 for 2004, an increase of $15,689 or 23.3%. Net sales for the specialty products segment were $29,433 for 2005 compared with $28,767 for 2004, an increase of $666 or 2.3%. This increase was due principally to greater sales volumes of ethylene oxide for medical device sterilization and propylene oxide for starch modification as well as a modest price increase adopted early in 2005 to help offset rising raw material costs. This increase was partially offset by a decline in volumes sold in the ethylene oxide blends product line and single use ethylene oxide canisters for use in sterilization equipment. Net sales for the encapsulated / nutritional products segment were $32,499 for 2005 compared with $24,759 for 2004, an increase of $7,740 or 31.3%. This increase was due principally to increased volumes sold in the domestic food and human choline markets and approximately $3,300 associated with the Company's new pharmaceutical and food business lines resulting from the June 30, 2005 acquisition of certain assets of the Loders Croklaan USA, LLC encapsulation, agglomeration and granulation business, as described in Note 4 to our Consolidated Financial Statements. The Company also experienced volume improvements in the animal health industry relating to REASHURE®, NITROSHURE™ and NIASHURE™, our microencapsulated niacin product for dairy cows. These increases were partially offset by a decline in volumes sold in the international food product lines and the nutritional supplement product line. Net sales of $21,163 were realized for 2005 in the BCP Ingredients segment compared with $13,880 for 2004, an increase of $7,283 or 52.5%. This increase was due to increased volumes sold in the dry choline, aqueous choline, and specialty industrial product lines, along with modest price increases in all three product lines.

Gross Margin

Gross margin for 2005 increased to $28,680 compared to $23,806 for 2004, an increase of 20.5%, due largely to the above noted increase in sales. Gross margin percentage for 2005 was 34.5% as compared to 35.3% for 2004 as our margin percentage was unfavorably affected by product mix and higher raw material and energy costs. Gross margin percentage for the specialty products segment decreased slightly primarily due to rising raw material costs. Gross margin percentage in the encapsulated / nutritional products segment increased 1.8% as margins were favorably affected by increased production, a result of greater sales volume as described above. Gross margin percentage in BCP Ingredients increased 3.8% and was favorably affected by increased production volumes of choline chloride and specialty derivative products.

Operating Expenses

Operating expenses for 2005 increased to $11,777 from $11,009 for 2004, an increase of $768 or 7.0%. Total operating expenses as a percentage of sales were 14.2% for 2005 compared to 16.3% for 2004. The increase in operating expenses for 2005 was principally a result of new hires, increased charges for search fees associated with new hires and associated relocation expenses. These increases were partially offset by a decrease in selling expenses. During 2005 and 2004, the Company spent $2,053 and $1,752, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2005 were $16,903 as compared to $12,797 for 2004, reflecting a 32.1% increase from year to year.

Other Expenses (Income)

Interest income for 2005 totaled $214 as compared to $125 for 2004. This increase is attributable to an increase in the Company's average cash balance during 2005. Interest expense was $8 for 2005 compared to $219 for 2004. This decrease is the result of the prepayment of the Company's outstanding loan balance in December 2004. Other income of $82 in 2005 represents the net gain on the sale of equipment.

Income Tax Expense

The Company's effective tax rate for 2005 was 36.3% compared to a 36.9% rate for 2004.

Net Earnings

As a result of the foregoing, net earnings were $10,954 for 2005 as compared with $8,026 for 2004, reflecting a 36.5% increase from 2004 to 2005.

Fiscal Year 2004 compared to Fiscal Year 2003

(All amounts in thousands, except share and per share data)

Net Sales

Net sales for 2004 were $67,406 compared with $61,875 for 2003, an increase of $5,531 or 8.9%. Net sales for the specialty products segment were $28,767 for 2004 compared with $26,163 for 2003, an increase of $2,604 or 10.0%. This increase was due principally to greater sales volumes of ethylene oxide for medical device contractor sterilization and single use ethylene oxide canisters for use in sterilization equipment. Net sales for the encapsulated / nutritional products segment were $24,759 for 2004 compared with $24,043 for 2003, an increase of $716 or 3.0%, led by volume improvements in the domestic food market as well as increasing dairy industry acceptance of NITROSHURE™, which we launched in the first quarter of 2004. Sales in this segment were negatively affected by competitive pressures in the human food and nutrition markets which resulted in lower average selling prices as compared to the prior year. Net sales of $13,880 were realized for 2004 in the BCP Ingredients segment compared with $11,669 for 2003, an increase of $2,211 or 18.9%. This increase was due principally to increased volumes sold in the aqueous and dry choline product lines, along with some very modest price increases in both product lines.

Gross Margin

Gross margin for 2004 increased to $23,806 compared to $21,152 for 2003. Gross margin as a percentage of net sales for 2004 was 35.3% compared to 34.2% for 2003. Although sales volumes and gross margin have increased in 2004 compared to the comparable prior year period, our margins, in all three segments, were unfavorably impacted by rising raw material and energy costs. Gross margin percentage for the specialty products segment was 50.9% for 2004 compared to 50.1% for 2003. Margins for the specialty products segment improved due principally to increased sales volume of packaged ethylene oxide and sales of single use ethylene oxide canisters for use in medical device sterilization and lower amortization expense. Gross margin percentage in the encapsulated / nutritional products segment was 31.0% for 2004 compared to 29.6% for 2003. Margins were favorably impacted by increased sales volume to the domestic food market. Margins in the encapsulated / nutritional products segment in 2003 were unfavorably affected by a designed reduction in inventory levels which negatively impacted the Company's gross margins due to the resulting excess plant manufacturing capacity. As noted above, during 2004, increased competition in both the human food and nutrition markets resulted in lower average selling prices which partially offset improvements in profit margins for this segment during 2004. Margins for BCP Ingredients were favorably affected by increased production volumes of choline chloride and choline derivative products in addition to the modest price increases noted above.

Operating Expenses

Operating expenses for 2004 declined to $11,009 from $12,137 for 2003, a decrease of $1,128 or 9.3%. Total operating expenses as a percentage of sales were 16.3% for 2004 compared to 19.6% for 2003. This decrease was principally a result of a decrease in selling, marketing and research expenses, a result of the Company having made several organizational and business changes affecting the encapsulated / nutritional products segment. Many of these changes were effected late in the fourth quarter of 2003 in an effort to refocus our commercial efforts, reduce operating expenses and improve the overall financial performance of this segment. These decreases were partially offset by increased charges for search fees associated with new hires and higher professional fees including those required to comply with the Sarbanes-Oxley Act of 2002. During 2004 and 2003, the Company spent $1,752 and $2,083, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal health applications.

Earnings From Operations

As a result of the foregoing, earnings from operations for 2004 were $12,797 compared to $9,015 for 2003, reflecting a 42.0% increase year over year.

Other Expenses (Income)

Interest expense for 2004 totaled $219 compared to $272 for 2003, a decrease of $53. This decrease is the result of lower average outstanding borrowings during the period. Interest income for 2004 totaled $125 compared to $20 for 2003. This increase is the result of higher average cash balances during the period.

Income Tax Expense

The Company's effective tax rate in 2004 was 36.9% compared to a 35.7% rate for 2003.

Net Earnings

As a result of the foregoing, net earnings were $8,026 for 2004 compared with $5,638 for 2003, reflecting a 42.4% increase from 2003 to 2004.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Contractual Obligations

The Company's contractual obligations and commitments principally include obligations associated with future minimum non-cancelable operating lease obligations (including the headquarters office space entered into in 2002). These aggregate commitments are as follows:

Year	
2006	$ 562
2007	521
2008	478
2009	569
2010	150
Thereafter	21
Total minimum lease payments	$ 2,301

As part of the June 30, 2005 acquisition of certain assets relating to the encapsulation, agglomeration and granulation business of Loders Croklaan USA, LLC, the asset purchase agreement provides for the contingent payment by the Company of additional consideration based upon the volume of sales associated with one particular product acquired by the Company during the three year period following the acquisition. Such contingent consideration will be recorded as an additional cost of the acquired product lines. No such contingent consideration has been earned or paid as of December 31, 2005.

The Company knows of no current or pending demands on, or commitments for, its liquid assets that will materially affect its liquidity.

The Company expects its operations to continue generating sufficient cash flow to fund working capital requirements and necessary capital investments. The Company is actively pursuing additional acquisition candidates. As described in Note 13 to our Consolidated Financial Statements, on February 8, 2006, the Company, through its wholly owned subsidiary Balchem Minerals Corporation, acquired all of the outstanding capital stock of Chelated Minerals Corporation ("CMC"), a privately held Utah corporation, for a purchase price of $17,350 before working capital and other adjustments. CMC is a manufacturer and global marketer of mineral nutritional supplements for livestock, pet and poultry feeds.

<u>Cash</u>

Cash and cash equivalents increased to $12,996 at December 31, 2005 from $12,734 at December 31, 2004. The $262 increase resulted from an increase in net cash provided by operating activities of $13,698 offset by net cash used in investing activities of $12,943 and cash used in financing activities of $493. Working capital amounted to $26,116 at December 31, 2005 as compared to $23,505 at December 31, 2004, an increase of $2,611.

<u>Operating Activities</u>

Cash flows from operating activities provided $13,698 for 2005 as compared with $12,145 for 2004. The increase in cash flows from operating activities was due primarily to increases in net income, accounts payable and accrued expenses, and income taxes. The foregoing was partially offset by an increase in accounts receivable and inventories and a decrease in amortization expense.

<u>Investing Activities</u>

Capital expenditures were approximately $1,800 for 2005. Excluding property, plant and equipment acquired in the CMC acquisition described in Note 13 in our Consolidated Financial Statements, capital expenditures are projected to be approximately $2.3 million for 2006. Cash paid for the acquisition of assets relating to the Loders Croklaan USA, LLC fluidized bed encapsulation and granulation business, including acquisition costs, was $11,419. With the exception of $985, which was paid during the quarter ended June 30, 2005, all of such payment was made on July 1, 2005 from the Company's cash reserves.

The overall effect of the foregoing was that cash flows used in investing activities were $12,943 in 2005 and $1,229 in 2004.

Financing Activities

In June 1999, the board of directors authorized the repurchase of shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. Under this program, which was subsequently extended through 2006, the Company had, as of December 31, 2004, repurchased a total 514,974 shares at an average cost of $6.17 per share, none of which remained in treasury at December 31, 2004. In June 2005, the board of directors authorized another extension of the stock repurchase program for up to an additional 600,000 shares, over and above those 514,974 shares previously repurchased under the program. During 2005, a total of 66,300 shares have been purchased at an average cost of $18.07 per share, 64,016 of which remain in treasury at December 31, 2005. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based among other factors on its assessment of corporate cash flow and market conditions.

There was no debt outstanding at December 31, 2005 or 2004. In June 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500, which was subsequently paid in full in December 2004. The Loan Agreement provided for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00%. No amounts have been drawn on the Revolving Facility as of December 31, 2005 and 2004.

On February 8, 2006, the Company, through its wholly owned subsidiary BMC, completed an acquisition of all of the outstanding capital stock of CMC, a privately held Utah corporation, for a purchase price of $17,350 subject to adjustment based upon CMC's actual working capital and other adjustments. On February 6, 2006, the Company and its principal bank entered into a new Loan Agreement (the "New Loan Agreement") providing for a term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund the acquisition, in part. The remaining balance of the purchase price of the acquisition was funded through Balchem's cash on hand. The Term Loan is payable in equal monthly installments of principal, together with accrued interest, and has a maturity date of March 1, 2009. The Term Loan is subject to an interest rate equal to LIBOR plus 1.00%. The New Loan Agreement also provides for a short-term revolving credit facility of $3,000 (the "New Revolving Facility"). Borrowings under the New Revolving Facility bear interest at LIBOR plus 1.00%. No amounts have been drawn on the New Revolving Facility as of the date hereof. The New Revolving Facility expires in February, 2007. Management believes that such facility will be renewed in the normal course of business.

Proceeds from stock options exercised totaled $1,409 and $2,563 for 2005 and 2004, respectively. Dividend payments were $685 and $389 for 2005 and 2004, respectively.

The overall effect of the foregoing was that cash flows used in financing activities were $493 in 2005 and $7,421 in 2004.

Other Matters Impacting Liquidity

The Company currently provides postretirement benefits in the form of a retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona, Missouri facility. The amount recorded on the Company's balance sheet as of December 31, 2005 for this obligation is $987. The postretirement plan is not funded. Historical cash payments made under such plan approximated $50 per year.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. There was no impact of the subsidy on the postretirement benefit obligation and net periodic cost in 2005 or 2004 as Medicare eligible retirees are not covered under the Company's plan.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

The Company's significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management considers the following policies to be critical within the SEC definition.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss, and when collection is reasonably assured. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales. Amounts received for unshipped merchandise are not recognized as revenue but rather they are recorded as customer deposits and are included in current liabilities. In addition, the Company follows the provisions of the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 104, "*Revenue Recognition,*" which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.

Revenue related to a process and product license agreement is recognized using the percentage of completion method and the progress to completion is measured using the efforts-expended method. The Company follows the provisions of the Financial Accounting Standards Board's (FASB) Statement of Position (SOP) 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts." Revenue is recognized as work is performed and costs are incurred.

Inventories

Inventories are valued at the lower of cost (first in, first out or average) or market value and have been reduced by an allowance for excess or obsolete inventories. Inventory reserves are generally recorded when the inventory for a product exceeds twelve months of demand for that product and/or when individual products have been in inventory for greater than six months.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill, which is not subject to amortization, is tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. If an indicator of impairment exists, the Company determines the amount of impairment based on a comparison of the implied fair value of its goodwill to its carrying value.

Accounts Receivable

We market our products to a diverse customer base, principally throughout the United States, Europe, Mexico and Japan. We grant credit terms in the normal course of business to our customers. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined through review of their current credit information. We continuously monitor collections and payments from customers and maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances and related bad debt expense may be required.

Post-employment Benefits

The Company provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions as to general economic conditions and health care cost trends. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. There was no impact of the subsidy on the postretirement benefit obligation and net periodic cost in 2005 or 2004 as Medicare eligible retirees are not covered under the Company's plan.

Intangible Assets with Finite Lives

The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and would establish a valuation allowance if it believed that such assets may not be recovered, taking into consideration historical operating results, expectations of future earnings, changes in its operations and the expected timing of the reversals of existing temporary differences.

New Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), Shared-Based Payment which supersedes Accounting Principle Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The requirements of SFAS 123(R) are effective as of the beginning of the first fiscal year beginning after June 15, 2005. The Company will be required to adopt the provisions of SFAS 123(R) as of January 1, 2006. Under FAS 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The permitted transition methods include either modified-retrospective or modified-prospective adoption. Under the modified-retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified-prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of FAS 123(R), while the modified-retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company plans to adopt SFAS No. 123(R) using the modified-prospective method. Adoption of SFAS 123(R) will have no impact on the historical financial statements included in this Annual Report on Form 10-K. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would not have been materially different from the impact of SFAS No. 123(R) as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Consolidated Financial Statements.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Cash and cash equivalents are invested primarily in money market accounts. Accordingly, we believe we have limited exposure to market risk for changes in interest rates. However, interest payable under the Company's term loan and credit line is based on LIBOR plus 1.00%, and thus exposes the Company to some interest rate risk in connection with its bank financing. The Company has no derivative financial instruments or derivative commodity instruments, nor does the Company have any financial instruments entered into for trading or hedging purposes. Foreign sales are generally billed in U.S. dollars. The Company believes that its business operations are not exposed in any material respect to market risk relating to foreign currency exchange risk or commodity price risk.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Balchem Corporation
New Hampton, New York

We have audited the accompanying consolidated balance sheets of Balchem Corporation and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Balchem Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Balchem Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balchem Corporation and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Balchem Corporation and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Furthermore, in our opinion, Balchem Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)."

McGladrey & Pullen, LLP

New York, New York
March 16, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Balchem Corporation:

We have audited the accompanying consolidated statements of earnings, stockholders' equity, and cash flows of Balchem Corporation and subsidiaries for the year ended December 31, 2003. In connection with our audit of the consolidated financial statements, we also have audited the consolidated financial statement schedule, "Schedule II - Valuation and Qualifying Accounts," for the year ended December 31, 2003. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Balchem Corporation and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the year ended December 31, 2003, when considered in relation to the basic consolidated financial statements for such year taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Short Hills, New Jersey
February 6, 2004

BALCHEM CORPORATION
Consolidated Balance Sheets
December 31, 2005 and 2004
(Dollars in thousands, except share and per share data)

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 12,996	$ 12,734
Accounts receivable, net of allowance for doubtful accounts of $50 and $82 at December 31, 2005 and 2004, respectively	11,521	7,996
Inventories	8,540	6,319
Prepaid income taxes	143	315
Prepaid expenses	1,790	1,527
Deferred income taxes	276	321
Total current assets	35,266	29,212
Property, plant and equipment, net	24,400	24,188
Goodwill	13,327	6,368
Intangible assets, net	2,148	637
Total assets	$ 75,141	$ 60,405
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 2,562	$ 1,466
Accrued expenses	2,601	1,212
Accrued compensation and other benefits	1,756	1,492
Customer deposits and other deferred revenue	1,186	852
Dividends payable	1,045	685
Total current liabilities	9,150	5,707
Deferred income taxes	4,015	3,461
Other long-term obligations	1,043	1,003
Total liabilities	14,208	10,171
Commitments and contingencies (note 11)		
Stockholders' equity:		
Preferred stock, $25 par value. Authorized 2,000,000 shares; none issued and outstanding	-	-
Common stock, $.0667 par value. Authorized 25,000,000 shares; 11,640,964 shares issued and 11,576,948 outstanding at December 31, 2005 and 11,431,738 shares issued and outstanding at December 31, 2004	776	762
Additional paid-in capital	8,008	6,075
Retained earnings	53,306	43,397
Treasury stock, at cost: 64,016 and 0 shares at December 31, 2005 and 2004, respectively	(1,157)	-
Total stockholders' equity	60,933	50,234
Total liabilities and stockholders' equity	$ 75,141	$ 60,405

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION

Consolidated Statements of Earnings

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except per share data)

	2005	2004	2003
Net sales	$ 83,095	$ 67,406	$ 61,875
Cost of sales	54,415	43,600	40,723
Gross margin	28,680	23,806	21,152
Operating expenses:			
Selling expenses	4,739	4,815	5,718
Research and development expenses	2,053	1,752	2,083
General and administrative expenses	4,985	4,442	4,336
	11,777	11,009	12,137
Earnings from operations	16,903	12,797	9,015
Other expenses (income):			
Interest income	(214)	(125)	(20)
Interest expense	8	219	272
Other, net	(82)	(12)	-
Earnings before income tax expense	17,191	12,715	8,763
Income tax expense	6,237	4,689	3,125
Net earnings	$ 10,954	$ 8,026	$ 5,638
Basic net earnings per common share	$ 0.95	$ 0.71	$ 0.52
Diluted net earnings per common share	$ 0.91	$ 0.69	$ 0.50

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance - December 31, 2002	11,032,286	$ 736	$ 3,137	$ 30,807	(286,997)	$ (1,411)	$ 33,269
Net earnings	-	-	-	5,638	-	-	5,638
Dividends ($.035 per share)	-	-	-	(389)	-	-	(389)
Shares issued under employee benefit plans	-	-	138	-	29,105	135	273
Shares issued under stock option plans and an income tax benefit of $183	-	-	218	-	160,782	772	990
Balance - December 31, 2003	11,032,286	736	3,493	36,056	(97,110)	(504)	39,781
Net earnings	-	-	-	8,026	-	-	8,026
Dividends ($.06 per share)	-	-	-	(685)	-	-	(685)
Shares issued under employee benefit plans and other	21,090	2	254	-	-	-	256
Shares issued under stock option plans and an income tax benefit of $293	378,362	24	2,328	-	97,110	504	2,856
Balance - December 31, 2004	11,431,738	762	6,075	43,397	-	-	50,234
Net earnings	-	-	-	10,954	-	-	10,954
Dividends ($.09 per share)	-	-	-	(1,045)	-	-	(1,045)
Treasury shares purchased	-	-	-	-	(66,300)	(1,198)	(1,198)
Shares issued under employee benefit plans and other	34,755	1	210	-	2,284	41	252
Shares issued under stock option plans and an income tax benefit of $327	174,471	13	1,723	-	-	-	1,736
Balance - December 31, 2005	11,640,964	$ 776	$ 8,008	$ 53,306	(64,016)	$ (1,157)	$ 60,933

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003
(In thousands, except per share data)

	2005	2004	2003
Cash flows from operating activities:			
Net earnings	$ 10,954	$ 8,026	$ 5,638
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	2,809	3,271	3,525
Shares issued under employee benefit plans	257	256	273
Deferred income tax expense	599	1,388	598
(Recovery of) provision for doubtful accounts	(32)	(4)	36
Income tax benefit from stock options exercised	327	293	183
Disposition of intangible assets	-	53	-
Gain on sale of assets	(82)	(12)	-
Changes in assets and liabilities			
Accounts receivable	(2,684)	(759)	(110)
Inventories	(1,496)	(358)	1,277
Prepaid expenses	(263)	(804)	582
Accounts payable and accrued expenses	2,749	226	(1,859)
Income taxes	172	(315)	975
Customer deposits and other deferred revenue	334	852	-
Other long-term obligations	54	32	35
Net cash provided by operating activities	13,698	12,145	11,153
Cash flows from investing activities:			
Capital expenditures	(1,769)	(1,215)	(2,270)
Proceeds from sale of property, plant and equipment	389	91	41
Cash paid for intangible assets acquired	(144)	(105)	(85)
Acquisition of assets	(11,419)	-	-
Net cash used in investing activities	(12,943)	(1,229)	(2,314)
Cash flows from financing activities:			
Principal payments on long-term debt	-	(9,581)	(1,742)
Proceeds from stock options exercised	1,409	2,563	807
Dividends paid	(685)	(389)	(382)
Purchase of treasury stock	(1,198)	-	-
Other financing activities	(19)	(14)	(14)
Net cash used in financing activities	(493)	(7,421)	(1,331)
Increase in cash and cash equivalents	262	3,495	7,508
Cash and cash equivalents beginning of year	12,734	9,239	1,731
Cash and cash equivalents end of year	$ 12,996	$ 12,734	$ 9,239

See accompanying notes to consolidated financial statements.

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Balchem Corporation (including, unless the context otherwise requires, its wholly-owned subsidiaries: BCP Ingredients, Inc., Balchem Minerals Corporation and Chelated Minerals Corporation, "Balchem", or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients for the food, pharmaceutical, feed and medical sterilization industries.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period balances to conform with the presentation for the current period.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss, and when collection is reasonably assured. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales. Amounts received for unshipped merchandise are not recognized as revenue but rather they are recorded as customer deposits and are included in current liabilities. In addition, the Company follows the provisions of the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 104, *"Revenue Recognition,"* which sets forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.

Revenue related to the process and product license agreement described in Note 12 below is recognized using the percentage of completion method and the progress to completion is measured using the efforts-expended method. The Company follows the provisions of the Financial Accounting Standards Board's (FASB) Statement of Position (SOP) 81-1, *"Accounting for Performance of Construction Type and Certain Production Type Contracts."* Revenue is recognized as work is performed and costs are incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, with cost generally determined on a first-in, first-out basis, and have been reduced by an allowance for excess or obsolete inventories. Cost elements include material, labor and manufacturing overhead.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	15-25 years
Equipment	3-12 years

Expenditures for repairs and maintenance are charged to expense. Alterations and major overhauls that extend the lives or increase the capacity of plant assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts and any resultant gain or loss is included in earnings.

Business Concentrations

A specialty products customer accounted for 9%, 11% and 10% of the Company's consolidated net sales for 2005, 2004 and 2003, respectively. This customer accounted for 8% and 10% of the Company's accounts receivable balance at December 31, 2005 and 2004, respectively. Approximately 7%, 8% and 8% of the Company's net sales for 2005, 2004 and 2003, respectively, consisted of sales outside the United States, predominately to Europe, Japan, and Mexico.

Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit histories. The majority of the Company's customers are major national or international corporations.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. These standards require the use of the purchase method of accounting for a business combination and define an intangible asset. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

As required by SFAS No. 142, the Company performed an assessment of whether there was an indication that goodwill was impaired at the date of adoption. In connection therewith, the Company determined that its operations consisted of three reporting units and determined each reporting units' fair value and compared it to the reporting unit's net book value. Since the fair value of each reporting unit exceeded its carrying amount, there was no indication of impairment and no further transitional impairment testing was required. As of December 31, 2005 and 2004, the Company also performed an impairment test of its goodwill balance. As of such dates the Company's reporting units' fair value exceeded their carrying amounts, and therefore there was no indication that goodwill was impaired. Accordingly, the Company was not required to perform any further impairment tests. The Company plans to perform its impairment test each December 31.

The Company had unamortized goodwill in the amount of $13,327 at December 31, 2005 and $6,368 at December 31, 2004, subject to the provisions of SFAS Nos. 141 and 142. Unamortized goodwill is allocated to the Company's reportable segments as follows:

		2005		2004
Specialty Products	$	5,089	$	5,089
Encapsulated/Nutritional Products		8,238		1,279
BCP Ingredients		-		-
Total	$	13,327	$	6,368

The following intangible assets are stated at cost and are amortized on a straight-line basis over the following estimated useful lives:

	Amortization period (in years)
Customer lists	10
Regulatory re-registration costs	10
Patents	17
Trademarks	17

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005 and 2004 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company's financial instruments, principally cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments.

Research and Development

Research and development costs are expensed as incurred.

Stock Option Plan

The Company has stock based employee compensation plans, which are described more fully in Note 8. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No stock based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure standards of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement 123," which require the Company to provide pro forma net earnings and pro forma earnings per share disclosures for employee and director stock option grants made as if the fair-value based method of accounting for stock options as defined in SFAS No. 123 had been applied. The following table illustrates the effect on net earnings and per share amounts if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Net earnings			
Net earnings, as reported	$ 10,954	$ 8,026	$ 5,638
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(612)	(722)	(731)
Net earnings (pro forma)	$ 10,342	$ 7,304	$ 4,907
Earnings per share:			
Basic EPS as reported	$ .95	$ .71	$ .52
Basic EPS (pro forma)	$ .89	$ .65	$ .45
Diluted EPS as reported	$ .91	$ .69	$ .50
Diluted EPS (pro forma)	$ .86	$ .63	$ .43

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), Shared-Based Payment which supersedes Accounting Principle Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The requirements of SFAS 123(R) are effective as of the beginning of the first fiscal year beginning after June 15, 2005. The Company will be required to adopt the provisions of SFAS 123(R) as of January 1, 2006. Under FAS 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The permitted transition methods include either modified-retrospective or modified-prospective adoption. Under the modified-retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified-prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of FAS 123(R), while the modified-retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company plans to adopt SFAS No. 123(R) using the modified-prospective method. Adoption of SFAS 123(R) will have no impact on the historical financial statements included in this Annual Report on Form 10-K. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123(R) as described in the disclosure of pro forma net income and earnings per share in Note 1 to the consolidated financial statements.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.

Net Earnings Per Common Share

Basic net earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is calculated in a manner consistent with basic net earnings per common share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

NOTE 2 - INVENTORIES

Inventories at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Raw materials	$ 4,809	$ 2,305
Finished goods	3,731	4,014
Total inventories	$ 8,540	$ 6,319

On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are reduced, if necessary. The reserve for obsolete or slow moving inventory was $56 and $31 at December 31, 2005 and 2004, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Land	$ 290	$ 290
Building	10,509	10,241
Equipment	31,196	28,619
Construction in progress	332	387
	42,327	39,537
Less: Accumulated depreciation	17,927	15,349
Property, plant and equipment, net	$ 24,400	$ 24,188

Depreciation expense was $2,686, $2,583 and $2,445 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 4 - ACQUISITION OF ASSETS

Effective June 30, 2005, pursuant to an asset purchase agreement of same date (the "Asset Purchase Agreement"), the Company acquired certain assets of Loders Croklaan USA, LLC ("Seller") relating to the encapsulation, agglomeration and granulation business for a purchase price including acquisition costs of $9,885 plus $725 for certain product inventories and $809 for certain accounts receivable. With the exception of $985, which was paid during the quarter ended June 30, 2005, all of such payment was made on July 1, 2005 from the Company's cash reserves.

The Asset Purchase Agreement also provides for the contingent payment by the Company of additional consideration to Seller based upon the volume of sales associated with one particular product acquired by the Company during the three year period following the acquisition. Such contingent consideration will be recorded as an additional cost of the acquired product lines.

The preliminary allocation of the purchase price of the acquisition has been assigned to the long-term net assets acquired as follows:

	Fair Value Recorded in Purchase Accounting
Equipment	$ 1,436
Customer List	1,350
Patent	140
Goodwill	6,959
Total	$ 9,885

The purchase price allocations have been made on the basis of estimates made by the Company. The financial statement items and amounts are subject to subsequent revision to give effect to reclassifications related to the allocation between identifiable assets, intangible assets and goodwill and for other pre-acquisition contingencies that may become resolved during subsequent periods.

The above acquisition has been accounted for using the purchase method of accounting and the purchase price of the acquisition has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of the acquired product lines from the date of purchase.

Pro Forma Summary of Operations

The following unaudited pro forma information has been prepared as if the aforementioned acquisition had occurred on January 1, 2004 and does not include cost savings expected from the transaction. In addition to including the results of operations, the pro forma information gives effect primarily to changes in depreciation and amortization of tangible and intangible assets resulting from the acquisition.

The pro forma information presented does not purport to be indicative of the results that actually would have been attained if the aforementioned acquisition had occurred at the beginning of the periods presented and is not intended to be a projection of future results.

	Pro Forma Year Ended December 31, 2005	Pro Forma Year Ended December 31, 2004
Net sales	$ 86,382	$ 71,747
Net earnings	11,422	9,042
Basic EPS	.99	.80
Diluted EPS	$ .95	$ .78

NOTE 5 - INTANGIBLE ASSETS WITH FINITE LIVES

As of December 31, 2005 and 2004, the Company had identifiable intangible assets as follows:

	Amortization Period (In years)	2005 Gross Carrying Amount	2005 Accumulated Amortization	2004 Gross Carrying Amount	2004 Accumulated Amortization
Customer lists	10	$ 1,350	$ 67	$ 6,760	$ 6,760
Regulatory re-registration costs	10	18	0	356	356
Patents	17	753	141	538	105
Trademarks	17	210	49	207	37
Other	5	101	27	54	20
		$ 2,432	$ 284	$ 7,915	$ 7,278

Amortization of identifiable intangible assets was approximately $123, $688 and $1,080 for 2005, 2004 and 2003, respectively. Assuming no change in the gross carrying value of identifiable intangible assets, the estimated amortization expense is approximately $194 per annum for 2006 through 2009 and approximately $184 in 2010. At December 31, 2005 and 2004, there were no identifiable intangible assets with indefinite useful lives as defined by SFAS No. 142. Identifiable intangible assets are reflected in Intangible assets, net in the Company's consolidated balance sheets. There were no changes to the useful lives of intangible assets subject to amortization in 2005 and 2004.

At December 31, 2005, the gross carrying amount included a customer list and patent acquired as part of the acquisition of certain assets of the Loders Croklaan USA, LLC encapsulation, agglomeration and granulation business, described in note 4.

At December 31, 2004, the gross carrying amount and accumulated amortization included a customer list and regulatory re-registration costs that were fully amortized during 2004. The customer list was related to the Company's 1994 purchase of certain tangible and intangible assets for one of its packaged specialty products. The Company was required to pay additional contingent amounts to compensate the seller for the purchase of the seller's customer list in accordance with a formula based on profits derived from sales of the specialty packaged ingredient. In 1998, the Company elected to exercise the early payment option under the agreement and made a final payment of $3,700 to the seller in settlement of its remaining purchase price obligation under the terms of the agreement. Amounts allocated to the customer list were amortized over its remaining estimated useful life on a straight-line basis concluding in August 2004 and are included in cost of sales in 2004. Amortization expense included in cost of sales related to this customer list was $636 in 2004 and $997 in 2003.

These fully amortized customer lists as well as certain regulatory re-registration costs were written-off on March 31, 2005 and, therefore, were not included in the gross carrying amount and accumulated amortization at December 31, 2005.

The Company is in the process of re-registering a product's use in compliance with FIFRA re-registration requirements for all pesticide products. In December 2004, the U.S. Environmental Protection Agency ("EPA") informed the Company and the other technical registrant under the current registration that the EPA was beginning the 6-phase process to develop a Re-registration Eligibility Decision (RED) for this product. The EPA intends to finalize the RED by August 2006 in accordance with the statutory mandate of the Food Quality Protection Act of 1996. This multi-phase process has recently entered Phase 5, and the EPA has stated that they still intend to finalize the process by the statutory deadline. The Company has actively participated in the RED process and will continue to do so until its conclusion. As of this date, the EPA has expressed concerns about dietary exposures to a reaction product, as well as occupational exposures to the product itself. The EPA requested additional information from the industry which the Company will be actively involved in providing. The EPA has also indicated that additional testing may be required in order to maintain the current uses. The Company believes that the use will continue to be permitted, although the Agency may require some additional restrictions on the current uses. Additionally, the product, when used as a medical device sterilant, has no known equally effective substitute. Management believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential, if the product were unavailable.

NOTE 6 - LONG-TERM DEBT & CREDIT AGREEMENTS

There was no debt outstanding at December 31, 2005 or 2004. In June 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500, which was subsequently paid in full in December 2004. The Loan Agreement provided for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00%. No amounts have been drawn on the Revolving Facility as of December 31, 2005 and 2004. On February 6, 2006, the Company and its principal bank entered into a new loan agreement (the "New Loan Agreement") providing for an unsecured term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund an acquisition, in part, as described in Note 13. The Term Loan is payable in equal monthly installments of principal, together with accrued interest, and has a maturity date of March 1, 2009. The Term Loan is subject to an interest rate equal to LIBOR plus 1.00%. The New Loan Agreement also provides for an unsecured short-term revolving credit facility of $3,000 (the "New Revolving Facility"). Borrowings under the New Revolving Facility bear interest at LIBOR plus 1.00%. Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings and impose certain other requirements as contained in the New Loan Agreement. No amounts have been drawn on the New Revolving Facility as of the date hereof. The New Revolving Facility expires in February, 2007. Management believes that such facility will be renewed in the normal course of business.

NOTE 7 - INCOME TAXES

Income tax expense consists of the following:

	2005	2004	2003
Current:			
Federal	$ 4,875	$ 2,849	$ 2,111
State	763	453	416
Deferred:			
Federal	541	1,244	557
State	58	143	41
Total income tax provision	$ 6,237	$ 4,689	$ 3,125

The provision for income taxes differs from the amount computed by applying the Federal statutory rate of 35% to earnings before income tax expense due to the following:

	2005	2004	2003
Income tax at Federal statutory rate	$ 6,017	$ 4,450	$ 3,067
State income taxes, net of Federal income tax benefit	534	379	297
Other	(314)	(140)	(239)
Total income tax provision	$ 6,237	$ 4,689	$ 3,125

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 were as follows:

	2005	2004
Deferred tax assets:		
Customer list amortization	$ 119	$ 551
Inventories	213	203
Deferred compensation	6	25
Non-employee stock options	99	100
Other	231	274
Total deferred tax assets	668	1,153
Deferred tax liabilities:		
Depreciation	3,712	3,788
Prepaid expense	695	505
Total deferred tax liabilities	4,407	4,293
Net deferred tax liability	$ 3,739	$ 3,140

There is no valuation allowance for deferred tax assets at December 31, 2005 and 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of deferred tax asset realizable, however, could change if management's estimate of future taxable income should change.

NOTE 8 - STOCKHOLDERS' EQUITY

On December 15, 2005, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2005. Such stock dividend was made on January 20, 2006. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

On December 16, 2004, the Board of Directors of the Company approved a three-for-two split of the Company's common stock to be effected in the form of a stock dividend to shareholders of record on December 30, 2004. Such stock dividend was made on January 20, 2005. The stock split was recognized by reclassifying the par value of the additional shares resulting from the split, from additional paid-in capital to common stock.

All references to number of common shares and per share amounts except shares authorized in the accompanying consolidated financial statements were retroactively adjusted to reflect the effect of the December 2005 stock split.

In June 1999, the board of directors authorized the repurchase of shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. Under this program, which was subsequently extended through 2006, the Company had, as of December 31, 2004, repurchased a total 514,974 shares at an average cost of $6.17 per share, none of which remained in treasury at December 31, 2004. In June 2005, the board of directors authorized another extension of the stock repurchase program for up to an additional 600,000 shares, over and above those 514,974 shares previously repurchased under the program. During 2005, a total of 66,300 shares have been purchased at an average cost of $18.07 per share, 64,016 of which remain in treasury at December 31, 2005. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based among other factors on its assessment of corporate cash flow and market conditions.

In June 1999, the Company adopted the Balchem Corporation 1999 Stock Plan (the "1999 Stock Plan") for officers, directors, directors emeritus and employees of and consultants to the Company and its subsidiaries. The 1999 Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the plan, options and rights to purchase shares of the Company's common stock are granted at prices established at the time of grant. Option grants generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant for employees and are fully exercisable on the date of grant for directors. Other option grants are either fully exercisable on the date of grant or become exercisable thereafter in such installments as the Committee may specify. The 1999 Stock Plan initially reserved an aggregate of 900,000 shares (unadjusted for the stock split) of common stock for issuance under the Plan. In April 2003, the Board of Directors of the Company adopted and stockholders subsequently approved, the Amended and Restated 1999 Stock Plan which amended the 1999 Stock Plan by: (i) increasing the number of shares of common stock reserved for issuance under the 1999 Stock Plan by 900,000 shares (unadjusted for the stock split), to a total of 1,800,000 shares (unadjusted for the stock split) of common stock; and (ii) confirming the right of the Company to grant awards of common stock ("Awards") in addition to the other Stock Rights available under the 1999 Stock Plan, and providing certain language changes relating thereto. The 1999 Stock Plan replaced the Company's incentive stock option plan (the "ISO Plan") and its non-qualified stock option plan (the "Non-Qualified Plan"), both of which expired on June 24, 1999. Unexercised options granted under the ISO Plan and the Non-Qualified Plan prior to such termination remain exercisable in accordance with their terms. Options granted under the ISO Plan generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant, and expire ten years from the date of grant. Options granted under the Non-Qualified Plan, generally vested on the date of grant, and expire ten years from the date of grant.

On December 29, 2005, the Board of Directors of the Company authorized the Company to enter into Restricted Stock Purchase Agreements (the "Agreements") to purchase the Company's common stock with the five non-employee directors of the Company pursuant to the Company's 1999 Stock Plan. This Agreement replaces the Stock Option Plan that non-employee directors participated in in prior years. Under the Agreements, each non-employee director purchased 4,500 shares of the Company's common stock at the purchase price of $.04-44/100 per share. The purchased stock is subject to a repurchase option in favor of the Company and to restrictions on transfer until it vests in accordance with the provisions of the Agreements.

A summary of stock option plan activity for 2005, 2004, and 2003 for all plans is as follows:

2005	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,184,764	$ 9.30
Granted	438,165	19.56
Exercised	(174,471)	8.07
Terminated or expired	(12,993)	11.11
Outstanding at end of year	1,435,465	$ 12.57
Exercisable at end of year	777,715	$ 9.13

2004	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,351,375	$ 7.12
Granted	337,497	12.60
Exercised	(475,472)	5.39
Terminated or expired	(28,636)	10.21
Outstanding at end of year	1,184,764	$ 9.31
Exercisable at end of year	682,209	$ 7.51

2003	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,315,508	$ 6.50
Granted	281,160	9.68
Exercised	(160,782)	5.03
Terminated or expired	(84,511)	9.89
Outstanding at end of year	1,351,375	$ 7.12
Exercisable at end of year	899,620	$ 5.84

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected life (years)	4	5	5
Expected volatility	28%	27%	33%
Expected dividend yield	.36%	.40%	.40%
Risk-free interest rate	3.8%	3.7%	3.0%
Weighted average fair value of options granted during the year	$5.19	$4.05	$3.59

If the fair-value method to measure compensation cost for all of the above mentioned plans and awards had been used, the compensation cost, which is required to be charged against income would have been $612 in 2005, $722 in 2004 and $731 in 2003. See Note 1 for the pro forma presentation.

Information related to stock options outstanding under all plans at December 31, 2005 is as follows:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.52 - $ 10.15	560,172	5.3 years	$ 7.53	483,132	$ 7.11
10.24 - 15.42	457,378	8.1 years	12.14	220,168	11.07
16.47 - 21.38	417,915	9.6 years	19.80	74,415	16.47
	1,435,465	7.4 years	$ 12.57	777,715	$ 9.13

NOTE 9 – NET EARNINGS PER COMMON SHARE

The following presents a reconciliation of the numerator and denominator used in calculating basic and diluted net earnings per common share:

2005	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 10,954	11,560,756	$.95
Effect of dilutive securities – stock options		495,825	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 10,954	12,056,581	$.91

2004	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 8,026	11,264,432	$.71
Effect of dilutive securities – stock options		380,916	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 8,026	11,645,348	$.69

2003	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 5,638	10,835,739	$.52
Effect of dilutive securities – stock options		409,355	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 5,638	11,245,094	$.50

The Company had 321,000, 1,800 and 249,225 stock options outstanding at December 31, 2005, 2004 and 2003, respectively that could potentially dilute basic earnings per share in future periods that were not included in diluted earnings per share because their effect on the period presented was anti-dilutive.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) savings plan for eligible employees. The plan allows participants to make pretax contributions and the Company matches certain percentages of those pretax contributions with shares of the Company's common stock. The profit sharing portion of the plan is discretionary and non-contributory. All amounts contributed to the plan are deposited into a trust fund administered by independent trustees. The Company provided for profit sharing contributions and matching 401(k) savings plan contributions of $326 and $276 in 2005, $301 and $257 in 2004 and $307 and $273 in 2003, respectively.

The Company also currently provides postretirement benefits in the form of an unfunded retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility. The Company uses a December 31 measurement date for its postretirement medical plan.

The actuarial recorded liabilities for such unfunded postretirement benefit is as follows:

Change in benefit obligation:

		2005		2004
Benefit obligation at beginning of year	$	867	$	1,082
Service cost with interest to end of year		32		31
Interest cost		50		49
Participant contributions		11		20
Plan amendments		0		(221)
Benefits paid		(25)		(55)
Actuarial (gain) or loss		7		(39)
Benefit obligation at end of year	$	942	$	867

Change in plan assets:

		2005		2004
Fair value of plan assets at beginning of year	$	-	$	-
Employer contributions		15		35
Participant contributions		11		20
Benefits paid		(26)		(55)
Fair value of plan assets at end of year	$	-	$	-

Amounts recognized in consolidated balance sheet:

		2005		2004
Accumulated postretirement benefit obligation	$	(942)	$	(867)
Fair value of plan assets		-		-
Funded status		(942)		(867)
Unrecognized prior service cost		(191)		(210)
Unrecognized net (gain)/loss		146		143
Accrued postretirement benefit cost (included in other long-term obligations)	$	987	$	934

Components of net periodic benefit cost:

		2005		2004		2003
Service cost with interest to end of year	$	32	$	31	$	32
Interest cost		50		49		62
Amortization of prior service cost		(18)		(10)		-
Amortization of (gain) or loss		3		-		1
Total net periodic benefit cost	$	67	$	70	$	95

Estimated future employer contributions and benefit payments are as follows:

Year	
2006	$ 53
2007	54
2008	53
2009	62
2010	55
Years 2011-2015	253

Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. The trend rate is 11 percent in 2005 declining to 5 percent in 2012 and thereafter. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 2005 by $108 and the net periodic postretirement benefit cost for 2005 by $12. A one percentage point decrease in health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2005 by $93 and the net periodic postretirement benefit cost for 2005 by $10. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% in 2005 and 6.00% in 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. There was no impact of the subsidy on the postretirement benefit obligation and net periodic cost in 2004 as Medicare eligible retirees are not covered under the Company's plan.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

In connection with the aforementioned acquisition of certain assets of Loders Croklaan USA, LLC, as described in Note 4 to the consolidated financial statements, the Company entered into a lease agreement with seller, whereby the Company will lease a portion of seller's Channahon, Illinois facility where seller principally conducted the manufacturing portion of the acquired business and utilized certain warehouse space. The initial term of the lease commenced in February, 2006 and runs through September 30, 2010, subject to earlier termination as defined in the lease agreement. In addition, the Company entered into certain short-term services and tolling agreements with the Seller. In February 2002, the Company entered into a ten (10) year lease which is cancelable in 2009 for approximately 20,000 square feet of office space. The office space is now serving as the Company's general offices and as a laboratory facility. The Company leases most of its vehicles and office equipment under non-cancelable operating leases, which expire at various times through 2011. Rent expense charged to operations under such lease agreements for 2005, 2004 and 2003 aggregated approximately $576, $566 and $564, respectively. Aggregate future minimum rental payments required under non-cancelable operating leases at December 31, 2005 are as follows:

Year	
2006	$ 562
2007	521
2008	478
2009	569
2010	150
Thereafter	21
Total minimum lease payments	$ 2,301

In 1982, the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164. Clean-up was completed in 1996, but NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5 per year.

The Company's Verona, Missouri facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona, Missouri facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that is implementing the above-described Superfund remedy.

From time to time, the Company is a party to various litigation, claims and assessments. Management believes that the alternate outcome of such matters will not have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

NOTE 12 – LICENSE AGREEMENT

On November 7, 2005, the Company entered into a license agreement (the "License Agreement") with Project Management and Development Co., Ltd. ("PMD"), a corporation organized under the laws of Great Britain. The License Agreement gives PMD the right to utilize the Company's proprietary continuous manufacturing technology for the production of aqueous choline chloride ("Company Technology") in connection with PMD's construction and operation of an aqueous choline chloride production facility at PMD's Al-JuBail, Saudi Arabia petrochemical facility, currently scheduled for completion in 2008.

The License Agreement provides PMD with the exclusive right to use Company Technology in certain countries, as well as the non-exclusive right to market, sell and use the products derived from Company Technology on a world-wide basis. The License Agreement further provides that the Company will be PMD's exclusive North American distributor for said products during the term of the agreement. The License Agreement terminates either 10 years from the start-up of the PMD's production facility or December 31, 2020, whichever is earlier.

Pursuant to the License Agreement, PMD will pay the Company a license fee of $1,400 and fees of $840 for the delivery by the Company of certain preliminary drawings, specifications, process design documents containing Company Technology, and additional training. These fees are to be paid in installments upon achievement of certain performance milestones set forth in the License Agreement.

The Company will provide certain performance guarantees associated with Company Technology. In the event that the PMD manufacturing facility, if properly designed and constructed, fails to attain said performance guarantees, liquidated damages may be assessed, but not exceeding 70% of the license fee.

The Company is using the percentage of completion method to recognize revenue and expenses related to the License Agreement and the efforts-expended method for measuring the progress to completion. As of December 31, 2005, the Company has recognized $158 of income and $138 in expenses. These amounts are included in the net sales and cost of sales totals in the BCP Ingredients segment.

NOTE 13 – SUBSEQUENT EVENTS

On February 8, 2006, the Company, through its wholly owned subsidiary Balchem Minerals Corporation ("BMC"), completed an acquisition of all of the outstanding capital stock of Chelated Minerals Corporation ("CMC"), a privately held Utah corporation, for a purchase price of $17,350 subject to adjustment based upon CMC's actual working capital and other adjustments. On February 6, 2006, the Company and its principal bank entered into a new Loan Agreement (the "New Loan Agreement") providing for an unsecured term loan of $10,000 (the "Term Loan"), the proceeds of which were used to fund the acquisition, in part. The remaining balance of the purchase price of the Acquisition was funded through Balchem's cash on hand. The Term Loan is payable in equal monthly installments of principal, together with accrued interest, and has a maturity date of March 1, 2009. The Term Loan is subject to an interest rate equal to LIBOR plus 1.00%. The Loan Agreement also provides for an unsecured short-term revolving credit facility of $3,000 (the "New Revolving Facility"). Borrowings under the New Revolving Facility bear interest at LIBOR plus 1.00%. No amounts have been drawn on the New Revolving Facility as of the date hereof. The New Revolving Facility expires in February, 2007. Management believes that such facility will be renewed in the normal course of business.

NOTE 14 – SEGMENT INFORMATION

The Company's reportable segments are strategic businesses that offer products and services to different markets. The Company presently has three segments: specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment (also referred to as BCP Ingredients). Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products, pharmaceutical products and encapsulated products are reported in the encapsulated / nutritional products segment. They are managed separately because each business requires different technology and marketing strategies. The specialty products segment consists of three specialty chemicals: ethylene oxide, propylene oxide and methyl chloride. The encapsulated / nutritional products segment provides microencapsulation, granulation and agglomeration solutions to a variety of applications in food, pharmaceutical and nutritional ingredients to enhance performance of nutritional fortification, processing, mixing, packaging applications and shelf-life. The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications and are included in the unencapsulated feed supplements segment. The Company sells products for all segments through its own sales force, independent distributors, and sales agents. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Business Segment Net Sales:

	2005	2004	2003
Specialty Products	$ 29,433	$ 28,767	$ 26,163
Encapsulated/Nutritional Products	32,499	24,759	24,043
BCP Ingredients	21,163	13,880	11,669
Total	$ 83,095	$ 67,406	$ 61,875

Business Segment Earnings (Loss) Before Income Taxes:

		2005		2004		2003
Specialty Products	$	11,007	$	10,693	$	9,409
Encapsulated/Nutritional Products		3,217		992		(962)
BCP Ingredients		2,679		1,112		568
Interest and other income (expense)		288		(82)		(252)
Earnings before income taxes	$	17,191	$	12,715	$	8,763

Depreciation/Amortization:

		2005		2004		2003
Specialty Products	$	1,027	$	1,668	$	1,992
Encapsulated/Nutritional Products		1,313		1,155		1,102
BCP Ingredients		469		448		431
Total	$	2,809	$	3,271	$	3,525

Business Segment Assets:

		2005		2004		2003
Specialty Products	$	19,799	$	18,456	$	19,376
Encapsulated/Nutritional Products		25,139		15,594		16,321
BCP Ingredients		14,141		11,424		10,732
Other Unallocated		16,062		14,931		10,477
Total	$	75,141	$	60,405	$	56,906

Other unallocated assets consist of certain cash, prepaid expenses, deferred income taxes and other deferred charges, which the Company does not allocate to its individual business segments.

Capital Expenditures:

		2005		2004		2003
Specialty Products	$	366	$	224	$	1,090
Encapsulated/Nutritional Products		520		470		661
BCP Ingredients		883		521		519
Total	$	1,769	$	1,215	$	2,270

Geographic Revenue Information:

		2005		2004		2003
United States	$	77,355	$	61,869	$	56,727
Foreign Countries		5,740		5,537		5,148
Total	$	83,095	$	67,406	$	61,875

The Company has no foreign-based operations. Therefore, all long-lived assets are in the United States and revenue from foreign countries is based on customer ship-to address.

NOTE 15 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

		2005		2004		2003
Income taxes	$	5,133	$	3,421	$	2,110
Interest	$	8	$	219	$	272

Non-cash financing activities:

	2005	2004	2003
Dividends payable	$ 1,045	$ 685	$ 389

NOTE 16 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

	2005				2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$19,340	$19,484	$21,145	$23,126	$15,644	$16,449	$17,356	$17,957
Gross profit	7,182	7,112	7,649	6,737	5,613	6,023	6,219	5,951
Earnings before income taxes	4,069	4,346	4,857	3,919	2,901	3,167	3,391	3,256
Net earnings	2,568	2,730	3,024	2,632	1,816	2,001	2,160	2,049
Basic net earnings per common share	$ .23	$ .23	$ .26	$ .23	$ .16	$ .18	$ .19	$ .18
Diluted net earnings per common share	$ .21	$ .23	$ .25	$ .22	$ .16	$ .17	$ .19	$ .17

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Balchem Corporation
New Hampton, NY

Our audits of the consolidated financial statements and internal control over financial reporting referred to in our report dated March 16, 2006 (included elsewhere in this Annual Report on Form 10-K) also included the financial statement schedule of Balchem Corporation and Subsidiaries, listed in Item 15(a) of this Form 10-K for the years ended December 31, 2005 and 2004. This schedule is the responsibility of Balchem Corporation's management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

McGladrey & Pullen, LLP

New York, New York
March 16, 2006

Schedule II

BALCHEM CORPORATION
Valuation and Qualifying Accounts
Years Ended December 31, 2005, 2004 and 2003
(In thousands)

Description	Balance at Beginning of Year	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2005					
Allowance for doubtful accounts	$ 82	$ -	$ -	$ (32) (a)	$ 50
Inventory obsolescence reserve	31	25	-	-	56
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 86	$ -	$ -	$ (4) (a)	$ 82
Inventory obsolescence reserve	76	-	-	(45) (a)	31
Year ended December 31, 2003					
Allowance for doubtful accounts	$ 90	$ 36	$ -	$ (40) (a)	$ 86
Inventory obsolescence reserve	192	-	-	(116) (a)	76

(a) represents write-offs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

KPMG LLP ("KPMG") resigned as the Company's principal accountants, effective August 18, 2004. KPMG's audit reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty or audit scope. KPMG's report covering these consolidated financial statements referred to a change in accounting for goodwill and intangible assets effective January 1, 2002.

During the Company's fiscal years ended December 31, 2002 and 2003, and the subsequent interim period from January 1, 2004 through August 18, 2004, the date of KPMG's resignation, (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management of Balchem Corporation, together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2005, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2005 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Attestation Report of Registered Public Accounting Firm

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.

The required information is to be set forth in the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders (the "2006 Proxy Statement") under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(b) Executive Officers of the Company.

The required information is to be set forth in the 2006 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(c) Section 16(a) Beneficial Ownership Reporting Compliance.

The required information is to be set forth in the 2006 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated herein by reference.

(d) Code of Ethics.

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) and its Treasurer. The Company's Code of Ethics for Senior Financial Officers is filed as Exhibit 14 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item is to be set forth in the 2006 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is to be set forth in the 2006 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and of Management" and the caption "Equity Compensation Plan Information," all of which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is set forth in the 2006 Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is set forth in the 2006 Proxy Statement under the caption "Independent Auditor Fees," which information is hereby incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K:

3. Exhibits

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company.

3.2 Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated February 23, 2005).

4.1 Loan Agreement dated February 6, 2006 by and between Bank of America, N.A. and Balchem Corporation, Promissory Note dated February 6, 2006 from Balchem Corporation to Bank of America, N.A., and Amended and Restated Promissory Note (Revolving Line of Credit) dated February 6, 2006 from Balchem Corporation to Bank of America, N.A. (incorporated by reference to Exhibits 10.2, 10.3 and 10.4 to the Company's Current Report on Form 8-K dated February 9, 2006).

4.2 Amended and Restated Guaranty dated February 6, 2006 from BCP Ingredients, Inc. to Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 9, 2006).

4.3 Guaranty dated February 6, 2006 from Balchem Minerals Corporation to Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated February 9, 2006).

10.1 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.2 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).

10.3 Balchem Corporation Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).*

10.4 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-118291, dated August 17, 2004).*

10.5 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

10.7 Asset Purchase Agreement dated June 30, 2005, between Balchem Corporation and Loders Croklaan USA, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated July 1, 2005).

10.8 Stock Purchase Agreement dated November 2, 2005, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 7, 2005).

10.9 Process and Product License Agreement dated November 7, 2005, between Balchem Corporation and Project Management and Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 14, 2005).

10.10 Form of Restricted Stock Purchase Agreement for Directors (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 30, 2005).

10.11 First Amendment to Stock Purchase Agreement dated January 5, 2006, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 10, 2006).

14\. Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 to the 2003 10-K).

21\. Subsidiaries of Registrant.

23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

23.2 Consent of KPMG LLP, Independent Registered Public Accounting Firm

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

BALCHEM CORPORATION
By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer, and Director
(Principal Executive Officer)
Date: March 15, 2006

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick, Chief Financial Officer
(Principal Financial and Principal Accounting Officer)
Date: March 15, 2006

/s/ Hoyt Ammidon, Jr.
Hoyt Ammidon, Jr., Director
Date: March 15, 2006

/s/ Edward McMillan
Edward McMillan, Director
Date: March 15, 2006

/s/ Kenneth P. Mitchell
Kenneth P. Mitchell, Director
Date: March 15, 2006

/s/ Dr. John Televantos
Dr. John Televantos, Director
Date: March 15, 2006

/s/ Dr. Elaine Wedral
Dr. Elaine Wedral, Director
Date: March 15, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))
3.1	Composite Articles of Incorporation of the Company.
3.2	Composite By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated February 23, 2005).
4.1	Loan Agreement dated February 6, 2006 by and between Bank of America, N.A. and Balchem Corporation, Promissory Note dated February 6, 2006 from Balchem Corporation to Bank of America, N.A., and Amended and Restated Promissory Note (Revolving Line of Credit) dated February 6, 2006 from Balchem Corporation to Bank of America, N.A. (incorporated by reference to Exhibits 10.2, 10.3 and 10.4 to the Company's Current Report on Form 8-K dated February 9, 2006).
4.2	Amended and Restated Guaranty dated February 6, 2006 from BCP Ingredients, Inc. to Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 9, 2006).
4.3	Guaranty dated February 6, 2006 from Balchem Minerals Corporation to Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated February 9, 2006).
10.1	Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*
10.2	Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).
10.3	Balchem Corporation Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).*
10.4	Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-118291, dated August 17, 2004).*
10.5	Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

10.7 Asset Purchase Agreement dated June 30, 2005, between Balchem Corporation and Loders Croklaan USA, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated July 1, 2005).

10.8 Stock Purchase Agreement dated November 2, 2005, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 7, 2005).

10.9 Process and Product License Agreement dated November 7, 2005, between Balchem Corporation and Project Management and Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 14, 2005).

10.10 Form of Restricted Stock Purchase Agreement for Directors (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 30, 2005).

10.11 First Amendment to Stock Purchase Agreement dated January 5, 2006, between Balchem Minerals Corporation and Chelated Minerals Corporation (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 10, 2006).

14. Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 to the 2003 10-K).

21. Subsidiaries of Registrant.

23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

23.2 Consent of KPMG LLP, Independent Registered Public Accounting Firm

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-118292, 333-118291, 333-78355, 333-44489, 333-5912 and 333-5910) on Form S-8 of Balchem Corporation and subsidiaries of our report dated March 16, 2006 relating to our audit of the consolidated financial statements, financial schedules and internal control over financial reporting, which appear in this Annual Report on Form 10-K of Balchem Corporation for the year ended December 31, 2005.

McGladrey & Pullen, LLP

New York, New York
March 16, 2006

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Balchem Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-118292, 333-118291, 333-78355, 333-44489, 333-5912 and 333-5910) on Form S-8 of Balchem Corporation and subsidiaries of our report dated February 6, 2004, relating to the consolidated statements of earnings, stockholders' equity and cash flows of Balchem Corporation and subsidiaries for the year ended December 31, 2003 and the related financial statement schedule, which report appears in the December 31, 2005 annual report on Form 10-K of Balchem Corporation.

KPMG LLP

Short Hills, New Jersey
March 16, 2006

Exhibit 31.1

CERTIFICATIONS

I, Dino A. Rossi, President and Chief Executive Officer of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Francis Fitzpatrick, Chief Financial Officer and Treasurer of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dino A. Rossi, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dino A. Rossi
Dino A. Rossi
President, Chief Executive Officer
(Principal Executive Officer)
March 15, 2006

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francis J. Fitzpatrick, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick
Chief Financial Officer and Treasurer
(Principal Financial Officer)
March 15, 2006

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Board of Directors

Dino A. Rossi
President and Chief Executive Officer

Hoyt Ammidon, Jr.
Retired, Managing Director
Berkshire Capital Corporation (BCC)

Kenneth P. Mitchell
Retired, President and
Chief Executive Officer
Oakite Products, Inc.

Edward L. McMillan
Owns and operates McMillan, LLC,
a transaction-consulting firm
Past President and Chief Executive
Officer of Purina Mills

Dr. John Y. Televantos
Executive Vice President
Arsenal Capital Partners

Dr. Elaine R. Wedral
Retired, President of Nestle's
Research and Development,
Food Service Systems

Corporate Officers

Dino A. Rossi
President and Chief Executive Officer

Frank J. Fitzpatrick
Chief Financial Officer
Treasurer and Assistant Secretary

David F. Ludwig
Vice President/General Manager
ARC Specialty Products

Robert T. Miniger
Vice President
Human Resources

Paul H. Richardson
Vice President
Research & Development

Matthew D. Houston
General Counsel
Secretary

Headquarters
Balchem Corporation
52 Sunrise Park Road
P.O. Box 600
New Hampton, NY 10958

Manufacturing
Balchem operates manufacturing facilities in Slate Hill, NY, Green Pond, SC, Verona, MO, Channahon, IL, and Salt Lake City, UT

Exchange
American Stock Exchange

Listed Security
BCP Common Stock

Annual Report
For information relating to the Annual Report please contact Karin McCaffery at 845.326.5600.

Investor Contact
Karin McCaffery
Balchem Headquarters
845.326.5600

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Corporate Counsel
Duane Morris LLP
470 Atlantic Avenue, Suite 500
Boston, MA 02210

Independent Accountants
McGladrey & Pullen, LLP
750 Third Avenue
New York, NY 10017

Website:
www.balchem.com

Balchem Corporation
P.O. Box 600, 52 Sunrise Park Road, New Hampton, NY 10958
tel 845.326.5600, toll free (in U.S.) 800.431.5641, fax 845.326.5742
e-mail: bcp@balchem.com
www.balchem.com